                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

                               (Amendment No. 1)

Filed by the Registrant  [  ]

Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[  ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-
     6(e)(2))
[  ] Definitive Proxy Statement
[  ] Definitive Additional Materials
[  ] Soliciting Materials Pursuant to (S) 240.14a-11(c) or (S) 240.14a-12

                              CHRYSLER CORPORATION
                (Name of Registrant as Specified in Its Charter)

                              TRACINDA CORPORATION
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[  ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
     Item 22(a) (2) of Schedule 14A.

[  ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-
     6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:_____________

     (2) Aggregate number of securities to which transaction applies:_____________

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11. (Set forth the amount on which the filing fee is calculated and state how it was determined):_________________

     (4)  Proposed maximum aggregate value of transaction:_____________________

     (5)  Total fee paid:___________

[X]  Fee paid previously with preliminary materials.

[  ] Check box if any part of the fee is offset as provided by Exchange Act Rule
     0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:_______________

     (2)  Form, Schedule or Registration Statement No.:________________

     (3)  Filing Party:____________

     (4)  Date Filed:_____________

                               PRELIMINARY COPIES
                               ------------------

                    SUBJECT TO COMPLETION--DECEMBER 11, 1995
                    ----------------------------------------

                      1996 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                              CHRYSLER CORPORATION

                          PRELIMINARY PROXY STATEMENT
                                       OF
                              TRACINDA CORPORATION

     This Preliminary Proxy Statement (this "Proxy Statement") is being furnished in connection with a possible solicitation of proxies by Tracinda Corporation, a Nevada corporation ("Tracinda"), at the 1996 Annual Meeting of Stockholders of Chrysler Corporation, a Delaware corporation (the "Company" or "Chrysler"), and at any adjournments or postponements thereof (the "Annual Meeting").

     As of the date of this Proxy Statement, Chrysler has not announced the date, time or place of the Annual Meeting or fixed the date for the determination of shareholders of record entitled to vote at the Annual Meeting. Tracinda intends to furnish this Proxy Statement to shareholders of Chrysler with whom Tracinda communicates directly in person or by telephone and will furnish this Proxy Statement, upon request, to any other Chrysler shareholder, without charge. This Proxy Statement is first being furnished to Chrysler
shareholders on or about December [   ], 1995.

     As described in more detail below, Chrysler has announced that its Board of Directors (the "Board" or "Board of Directors") is conducting a 90-day review of Chrysler's corporate governance procedures and Board membership. Tracinda believes that, in order for this review process to be objective and to ensure a balanced presentation of the issues, it is important that Tracinda be able to participate actively in this process, by communicating directly with shareholders of Chrysler through meetings in person and by telephone. Accordingly, Tracinda is filing this Proxy Statement in order to assure that Tracinda will be free to communicate directly with Chrysler shareholders while the Board of Directors is conducting its review. Depending upon the results of Chrysler's review and Tracinda's discussions with other Chrysler shareholders, Tracinda reserves the right to solicit proxies or consents for use at the Annual Meeting or otherwise with respect to one or more proposals, including one or more of the proposals described below. Alternatively, Tracinda may determine not to pursue any of such proposals and may withdraw this Proxy Statement.

     According to the Company's filings with the Securities and Exchange Commission (the "SEC"), as of September 30, 1995, there were 382,560,840 shares of common stock, par value $1.00 per share, of the Company (the "Common Stock") issued and outstanding, each of which is entitled to one vote. As of such date, Tracinda and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, were the beneficial owners of 51,900,000 shares of Common Stock in the aggregate, or approximately 13.6% of the number of shares of Common Stock reported by the Company to be outstanding.

                             ______________________


     If Tracinda determines to solicit proxies for use at the Annual Meeting, Tracinda intends to amend this Proxy Statement and to furnish such amended Proxy Statement in definitive form, together with a form of proxy, to Chrysler
shareholders on or about [          ], 1996.  Any such proxy solicited may be
revoked as to all matters at any time prior to the time a vote is taken at the Annual Meeting by filing a later dated written revocation, by submitting a duly executed proxy bearing a later date, or by attending and voting at the Annual Meeting in person. The principal executive offices of Chrysler are located at 12000 Chrysler Drive, Highland Park, Michigan 48288-0001.


IMPORTANT:  TRACINDA IS NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE
---------
REQUESTED NOT TO SEND US A PROXY.

                                   BACKGROUND

     During the fall of 1994, Tracinda reviewed its investment in Chrysler, which then consisted of 32 million shares of Common Stock, and considered various alternatives to enhance stockholder value. On September 19, 1994, Mr. Kerkorian met with Mr. Robert Eaton, the Chairman of the Board of Directors of Chrysler, and other members of Chrysler's management to discuss various means by which Chrysler could enhance stockholder value, including a share repurchase, a stock split and dividend increases. Subsequent to that meeting, various discussions were held between representatives of Tracinda and Chrysler concerning alternatives to enhance stockholder value and a possible "standstill" agreement between Chrysler and Tracinda.

     On October 10, 1994, Tracinda was approached by a third party seeking to act as intermediary with respect to participation by Tracinda in a management-led buyout of Chrysler. Tracinda was subsequently advised that the third party had also contacted Chrysler.

     On November 14, 1994, the following letter was sent to Chrysler's Board of
Directors:

     Board of Directors
     Chrysler Corporation
     12000 Chrysler Drive
     Highland Park, MI 48288-1919

     To the Directors:

          As you know, I have been a long-term investor in Chrysler Corporation and the company's largest shareholder since 1990. At the present time I own 32 million shares, or approximately 30 times as many shares as the entire Board of Directors, taken together. I have stated publicly on a number of occasions, and I wish to state again in this letter, that I have a very high regard for the company's management, and I continue to believe that the company's common stock is an attractive investment. However, despite the company's excellent operating performance in recent years, the company's stock price performance has been very disappointing.

          Like any other shareholder, my aim is to enhance the value of my investment in the company. From time to time I have sought to encourage management of the company to take steps which would benefit all shareholders of the company. However, these efforts have been summarily rebuffed. While other companies, for example, McDonnell Douglas Corporation, Ford Motor Company and others, have taken actions which provided substantial value to shareholders, Chrysler has not taken any such actions and has continued to accumulate significant amounts of cash.

          Although, as described below, I believe that it is imperative that the Board of Directors of the company act promptly to invest its surplus cash for the benefit of all shareholders, thereby increasing shareholder value, I remain a committed long-term investor in the company. In that regard, I am today filing a Hart-Scott notification seeking expedited clearance to acquire additional shares of common stock, and I intend to significantly raise my investment in the company from its current 9.0% level as soon as clearance is obtained. However, the ability of shareholders to acquire shares of the company in excess of 9.99% of the Common Stock and to influence the company and its Board of Directors is severely inhibited by the company's poison pill.

          In view of the company's market capitalization of approximately $18 billion, there is no justification for a poison pill. The majority of companies with market capitalization in excess of $10 billion do not have poison pills, and neither of the other U.S. auto makers has a pill. Furthermore, Chrysler's poison pill is unusually extreme compared to those of other companies. In the first place, the pill reserves to the CURRENT directors and their management hand-picked successors the absolute and exclusive right to amend or redeem the pill, thereby denying this right to a board comprised of directors approved by shareholders but not by management. Secondly, the pill literally appears to prohibit significant shareholders from being represented on the Board of Directors, since their shares would arguably be aggregated with those of other directors and officers and the company's employee benefit plans. And thirdly, the poison pill is triggered by the acquisition of only 10% of the common stock. In this connection, I would direct your attention to those public companies of which Chrysler's outside directors are senior executives. Several of those companies do not have a poison pill and, of those that do--Northrop-Grumman Corporation, The Boeing Company and K mart Corporation--none has a poison pill as extreme as Chrysler's. Indeed, I note that the K mart pill will be redeemed unless ratified by shareholders at its 1995 annual meeting. Accordingly, I believe that the company's poison pill is unlawful, inappropriate and contrary to the shareholders' best interests and, in view of the foregoing and in view of my intention to acquire additional shares of the company's common stock, I request that the Board of Directors take prompt action to redeem the pill.

          In addition to redeeming the poison pill, I think that the Board of Directors needs to take the following specific steps in the interests of all shareholders: (a) undertake a meaningful share repurchase program, to be completed within 12 months; (b) effect a 2 for 1 stock split; and (c) raise the quarterly common stock dividend. This program should deliver substantial value to all of the company's shareholders.

          I have a high degree of confidence in Chrysler, in its management and in this program. Accordingly, if Chrysler undertakes a meaningful share repurchase program to be completed within 12 months, I am willing to commit that I will not sell any of my stock while that share repurchase program is in effect.

          As I have emphasized in this letter, my objective is to enhance value for all shareholders of the company. I believe the steps that I have outlined here will help to accomplish that objective and, in the interests of all shareholders, I expect the Board to move expeditiously to that end. If, by December 15, the Board has not taken action to redeem the poison pill and to initiate a stock buyback, a stock split and a dividend increase as proposed in this letter, I intend to take all appropriate steps to pursue these proposals, including legal action to invalidate the poison pill.

          I look forward to your response to the proposals contained in this letter.

                                    Sincerely,

                                    Kirk Kerkorian

     On December 1, 1994, Chrysler issued the following press release:

          HIGHLAND PARK, MI,--December 1, 1994--Chrysler Corporation (NYSE: C) announced today that it expects to achieve its primary financial targets by the end of this year of $7.5 billion in cash and a fully-funded pension plan, and is on track to achieving an improved credit rating.

          After a review of the Company's performance against these objectives and the financial resources required to support the Company's Business Plans, the following actions were approved by the Chrysler Board of
     Directors:

          -- An increase in its projected five-year program spending from the current level of $20.8 billion to $22.9 billion

          -- An increase in the common stock dividend from the current annual level of $1.00 per share to $1.60 per share (or $0.40 per quarter), a 60 percent increase

          -- A $1 billion share repurchase program commencing in the first quarter of 1995 subject to market conditions

          "The Board's view is that the Company should continue on its current path with the objectives of maintaining cash reserves adequate to fund its business going forward, regardless of business cycles, maintain fully-funded pension plans and continue to reduce overall financial leverage," Chrysler Chairman and CEO Robert J. Eaton said.

          The increased quarterly dividend of $0.25 to $0.40 per share on the Company's common stock is payable January 13, 1995, to shareholders of record on December 15, 1994.

          "We fully expect that this dividend level is sustainable over the course of the business cycle," Eaton said.

          The Board also declared a dividend of $1.15625 per depositary share, each representing 1/10 of a share of the Company's Series A Convertible Preferred Stock, payable January 13, 1995, to shareholders of record on December 15, 1994.

          Prior to today's announcement, a quarterly dividend increase from $0.15 to $0.20 was announced on December 2, 1993. A second increase--from $0.20 to $0.25--was announced on May 19. In total, the dividend has been increased 167 percent since December 1993. The Board is not likely to review the dividend level again until late 1995.

          The $1 billion share repurchase program is expected to begin in the first quarter of 1995 depending on market conditions. In addition, the Board will consider further actions to enhance shareholder value in the future, depending on the Company's financial situation and the market outlook at that time.

          "This share repurchase program is a reflection of our confidence in the long term growth of our business," Eaton said. "We remain committed to enhancing shareholder value and this is a very effective method for doing so."

          Eaton concluded: "The capital spending increase, the dividend increase and share repurchase have been under consideration by the Board for some time. The Company's success in 1994 and the Board's view of its future prospects now indicate the time is right to take such actions.

          "The outlook for continued market strength remains robust for 1995 and beyond. The increase in our program spending to nearly $23 billion will give us additional growth opportunities through the development of more new and innovative products as well as anticipated international actions. We are confident that our plan is the correct one and that our financial position will continue to strengthen."

          The Board also amended the Company's shareholder rights plan by increasing from 10 percent to 15 percent the threshold of stock ownership that triggers other holders' rights to acquire Chrysler common stock at a reduced price. The Company's action was responsive to its largest shareholder's stated interest in significantly increasing his holdings from his current level of approximately 9.2 percent. The Company continues to believe that the shareholder rights plan provides important protection for all shareholders.

          Other amendments to the shareholder rights plan provide that the rights may not be redeemed once the threshold is exceeded, but someone who inadvertently crosses the threshold and promptly sells down below the threshold would not trigger the rights. The amendments clarify that rights can be redeemed by directors who are elected before the 15 percent threshold is reached.

     On December 9, 1994, Mr. Kerkorian met again with Mr. Eaton and assured Mr. Eaton of his continuing support of Chrysler's management. However, Mr. Kerkorian reiterated his desire that Chrysler take steps to enhance stockholder value. From December 19 through December 30, Tracinda purchased an additional 4,000,000 shares of Common Stock in open market purchases at an average price of $47.82 per share, thereby increasing its ownership to 36,000,000 shares of Common Stock.

     During the period from December 1994 through March 1995, Tracinda continued to review its investment in Chrysler and representatives of Tracinda, from time to time, held telephone conversations with representatives of Chrysler. On March 30, 1995, Mr. Alfred Boyer and a third party met with Messrs. Gary Valade and Thomas Denomme, Chief Financial Officer and Chief Administrative Officer, respectively, of Chrysler, to discuss a proposed management buy-out of Chrysler. Additional telephone conversations were subsequently held between representatives of Tracinda and Chrysler. On April 10, representatives of Tracinda met with Messrs. Valade and Denomme to discuss a proposed acquisition of Chrysler by Tracinda (the "Proposed Buy-Out").

     On April 11, Mr. Kerkorian telephoned Mr. Eaton to discuss the impending announcement of the Proposed Buy-Out. On the same day, a representative of Tracinda had a telephone conversation with a representative of Chrysler to discuss the possible response of Chrysler to the Proposed Buy-Out.

     Tracinda issued the following press release on April 12, 1995:

              TRACINDA INTENDS TO ACQUIRE 100 PERCENT OF CHRYSLER

          Las Vegas, Nevada--April 12, 1995--Tracinda Corporation, which owns approximately 10% of the outstanding common stock of Chrysler Corporation (NYSE:C), announced today that it intends to acquire the remaining 90% of Chrysler's equity through an entity organized by Tracinda. Holders of Chrysler's common stock would receive $55.00 per share in cash, a premium of approximately 40% over the closing price of common stock on April 11, 1995. Tracinda's approximately $2 billion investment will remain as equity after the transaction. Based upon the 415 million fully diluted outstanding shares of Chrysler common stock, the total value of Chrysler's equity would be more than $22.8 billion.

          Alex Yemenidjian, an executive of Tracinda, said: "As Chrysler's largest shareholder, our goal over the last 5 years has been to seek to enhance value for all Chrysler shareholders. We continue to believe that Chrysler's Board of Directors and Bob Eaton and his management team have done an excellent job of managing the Company's operations. However, despite the efforts of Chrysler's Board and management to enhance the market value of the Company, the market continues to undervalue Chrysler stock. We think that Chrysler shareholders will welcome our offer which enables them to realize significantly increased value for their stock."

          Mr. Yemenidjian continued: "We believe this value can be achieved in a transaction which involves no fundamental changes in Chrysler, its business prospects, its management, and its relationships with its various constituencies; there would be no planned workforce reductions and no concessions would be sought from Chrysler employees. We are eager to work with the leaders of Chrysler's union workers and with management to ensure that all employees see tangible benefits from this transaction. The only proposed change would be to provide Chrysler's shareholders with a substantial premium for their shares."

          Former Chrysler Chairman and CEO, Lee Iacocca, who is also a director of MGM Grand, will join Tracinda as a substantial investor in this transaction.

          Mr. Iacocca said, "Kirk Kerkorian has been a friend of both Chrysler and of mine for years. Since his initial investment in 1990, he has been a loyal shareholder and a strong supporter of the company, its management and its employees.

          "I have invested 17 years in this company. I have no interest in actively participating in management. I view this transaction as an opportunity to continue my investment in Chrysler as a show of support for its first rate management, its excellent labor force, its strong dealer network, and its investors."

          Mr. Yemenidjian stressed that this will not be a highly leveraged transaction. "This is not a leveraged buyout, where assets need to be sold to help finance the transaction. The buyers are principals who are investing their own money. In fact, after the proposed transaction is completed, Chrysler will have a lower debt-to-capital ratio than either General Motors or Ford, and its free cash flow will remain virtually unchanged without any reduction in the company's capital expenditures program."

          Mr. Yemenidjian added: "Given the strong financial position of Chrysler and the significant equity component of this transaction, which would include Tracinda's entire investment in Chrysler, it is apparent to us that this transaction is readily financeable. We anticipate that Chrysler would continue to have a conservative balance sheet after the transaction. We also expect to consider foreign strategic alliances or partnerships in order to maximize Chrysler's global business opportunities."

     Also on April 12, 1995, Chrysler issued the following press release:

                             CHRYSLER BOARD STATES
                            COMPANY IS NOT FOR SALE

          HIGHLAND PARK, Mich.--In a meeting today, the Board of Directors of Chrysler Corporation discussed an unsolicited letter received from Tracinda Corporation, a company owned by Kirk Kerkorian, outlining a possible acquisition of the equity interest in Chrysler not owned by Tracinda.

          The Chrysler Board of Directors stated that the Company is not for sale.

          Chrysler said that its Board would review in due course Tracinda's letter with the Company's financial and legal advisors. The Board noted that the suggested transaction, based on information thus far provided by Tracinda, amounts to a request to discuss a leveraged buyout. Moreover, it:

          -- Contemplates at least $11 billion in new debt financing, none of which has been lined up.

          -- Contemplates $3 billion in equity financing, beyond the shares owned by Tracinda and by Lee Iacocca, none of which has been lined up.

          -- Assumes the Company's credit lines would remain in place, despite the changes in the Company's financial position that would result if Tracinda's proposal was implemented.

          -- Contemplates reducing Chrysler's cash reserves by more than 70% to $2 billion. Chrysler noted its need to maintain adequate cash reserves to weather downturns in the business cycle, as well as to maintain its ability to develop new products and to compete.

          Robert J. Eaton, Chairman and Chief Executive Officer of Chrysler, stated: "I want to make absolutely clear that Chrysler management is in no way involved in Tracinda's proposal. I told Mr. Kerkorian that last night when he informed me by telephone of his intention to make an announcement.

          "We don't want to put Chrysler at risk," Eaton added. "We've worked hard to build this Company's financial strength, to increase shareholder value and to build the confidence of customers, employees, dealers and suppliers. We have no desire to reverse the process."

     On April 12, 1995, Tracinda also sent the following letter to Mr. Eaton:

     Mr. Robert J. Eaton
     Chairman of the Board and
     Chief Executive Officer
     Chrysler Corporation
     12000 Chrysler Drive
     Highland Park, Michigan 48288

     Dear Mr. Eaton:

          Tracinda Corporation ("Tracinda") is pleased to make an offer to purchase all outstanding shares of Common Stock of Chrysler Corporation ("Chrysler" or the "Company"), at a purchase price of $55 per share in cash. The purchase price represents a premium of approximately 40% over the closing price of the Common Stock on April 11, 1995, the last trading day prior to the date of this letter, and, based upon the approximately 415 million fully diluted outstanding shares of Chrysler Common Stock, values the equity of the Company at more than $22.8 billion.

          The transaction we are proposing involves no fundamental changes in the Company, its business prospects, its management and its relationships with its various constituencies. As we have stated previously, we recognize the role the Company's management has performed. We believe management's continued efforts are crucial to the future operational success of the Company, and our proposal contemplates no change in senior management of the Company. Importantly, there are no planned workforce reductions and no concessions would be sought from employees. We are eager to work with the leaders of Chrysler's union workers and with management to ensure that all employees see tangible benefits from this transaction. The only change we propose is to provide the Company's shareholders with a substantial premium for their shares.

          Our proposal is subject to the execution and delivery of a definitive agreement relating to this transaction. The agreement would contain customary terms and conditions, including conditions with respect to the receipt of all necessary corporate approvals by the Company, the obtaining of all required governmental and regulatory approvals, and the obtaining of financing. Given the strong financial position of Chrysler and the significant equity component of the transaction, which will include Tracinda's entire equity investment in the Company, it is apparent to us that this transaction is readily financeable. Now that information regarding our proposal is publicly available, we will promptly contact potential sources of financing so that our financing arrangements can be completed as soon as possible. We anticipate that Chrysler will continue to have a conservative balance sheet following the transaction. In fact, after the transaction is completed, Chrysler will have a lower debt-to-capital ratio than either General Motors or Ford, and its free cash flow will remain virtually unchanged without any reduction in the Company's capital expenditures program.

          We recognize that the Board of Directors has the fiduciary duty to maximize value for all shareholders. Accordingly, we will not request any lock up or no shop provisions that could in any way curtail the ability of the Board to discharge its duties. We believe that, if the Company responds promptly to our proposal, this transaction can be completed by year end.

          This transaction affords Chrysler shareholders the opportunity to receive a significant premium for their Chrysler stock, without adversely impacting the Company's employees and retirees, labor organizations, creditors, customers, suppliers, dealers and the communities in which Chrysler does business. Under these circumstances, we believe that this transaction is in the best interests of Chrysler, its shareholders and all other constituencies.

          We look forward to meeting with you to discuss this proposal further. We are eager to proceed promptly and, accordingly, would appreciate hearing from you at your earliest convenience.

                                    Sincerely,

                                    TRACINDA CORPORATION
                                    By: Anthony Mandekic
                                        Secretary/Treasurer

     Also on April 12, 1995, a telephone conversation was held among representatives of Tracinda and Chrysler concerning Chrysler's initial response to the Proposed Buy-Out. Between April 12, 1995 and April 24, 1995, discussions were held between representatives of Chrysler and Tracinda regarding possible financial alternatives to the Proposed Buy-Out and a related standstill agreement.

     On April 24, 1995, Chrysler issued the following press release:

                   CHRYSLER BOARD REJECTS TRACINDA PROPOSAL;
                         CONFIRMS CASH RESERVE POSITION

          AUBURN HILLS, Mich.--Chrysler Corporation announced today that its Board of Directors, after a thorough and careful review, has unanimously rejected the leveraged buy-out proposal announced on April 12 by Tracinda Corporation, a company owned by Mr. Kirk Kerkorian.

          The Board concluded that pursuing the proposal would not be in the best interests of the Company, its shareholders, employees, dealers, suppliers or customers and reiterated its support of the management team and its long term strategic vision for the company.

          Also at today's meeting, the Board took the opportunity to confirm Chrysler's cash reserve policy. Robert J. Eaton, Chairman and Chief Executive Officer of Chrysler said:

          "Chrysler does not accumulate cash needlessly. Our current cash reserve was set after careful study of what is necessary to remain globally competitive, especially during the cyclical downturns that affect our business from time to time.

          "We review our needs and our target periodically in light of changing business conditions. Our current cash reserve target is $7.5 billion. To the extent that the Company generates cash in excess of the target, and after taking into account opportunities for investment in our core businesses and changes in business conditions, Chrysler plans to use the excess to create additional shareholder value, through share repurchases or increased dividends."

          Chrysler confirmed that it intends to complete its previously announced $1 billion share repurchase program. To date the Company has purchased $403 million of its stock under this program.

          Chrysler's directors noted that speculation and uncertainty about the Tracinda proposal had led to concerns on the part of credit rating agencies, lenders, employees and dealers. To address these concerns and the harm to the Company that could result, Chrysler's directors reaffirmed that the Company is not for sale.

          The Board stated that it is Chrysler's policy to be open to communications with all shareholders, and to consider shareholder suggestions carefully. However, the Board believes unsolicited publicly announced proposals such as Tracinda's are disruptive and do not serve the best interests of our shareholders.

          "The primary objective of the directors and management of Chrysler is to build value for shareholders. The Board is convinced that the Company's current policies and strategies will achieve that goal," Mr. Eaton said.

          The complete text of the letter outlining the Board's position, sent today to Mr. Kerkorian by Mr. Eaton, follows:

     Dear Mr. Kerkorian:

          Chrysler's Board of Directors and our entire senior management team are committed to achieving increased profitability for Chrysler and increased value for Chrysler shareholders. We regularly consider how best to achieve these goals. In this context, the Board of Directors has reviewed your April 12 letter. The Board has unanimously determined to reject the proposal outlined in your letter.

          Now and always, Chrysler is focused on the long-term. We are committed to a sound business strategy that will allow Chrysler to continue to produce innovative, quality products throughout the business cycle. And that means ensuring the financial strength that will enable Chrysler to fulfill that commitment. Today, Chrysler is more financially stable than it has ever been and once more stands proudly among the top automakers in the U.S. and in the world, producing exceptional products and profitability.

          In the directors' judgment, pursuing your proposal is not in the best interests of the Company, its shareholders, its employees, its dealers or its customers. Here are several of the reasons that underlie this conclusion:

          Your letter speaks of an "offer," but it only amounts to an invitation to Chrysler to join you in a search to see if financing might be available for a transaction. When you add up what would be required to pay shareholders and to refinance debt facilities, more than $30 billion would be needed. Not a single non-Chrysler dollar of that financing--according to Tracinda's announcements--has been lined up. We have grave doubts that such a financing is feasible.

          Your letter contains no information whatsoever as to where you would look for the needed funds. Your representatives have publicly stated that you would use $5.5 billion of Chrysler's cash reserves, seek $12-13 billion of debt financing, and seek $3 billion in equity. Beyond these amounts, we believe your proposal would most likely also require refinancing approximately $10 billion of bank facilities at Chrysler and at Chrysler Financial.

          Even if this immense financing could be accomplished, the result would be a crippled company:

          -- Given the cyclicality of the automotive business, we think it would be rash to strip Chrysler of over 70% of its cash reserves, and leave it vulnerable to the next downturn in the business cycle.

          -- Chrysler's financial strength is also essential to developing new products and maintaining a leadership position in the intensely competitive world automotive marketplace. Our planned product spending alone over the next five years is $23 billion. Without the new products from the investment, Chrysler simply couldn't compete.

          To explore an LBO this big would be a long and deeply disruptive process. Tracinda has acknowledged that close to eight months would be needed. The risks of failing to complete a transaction, and of major harm to the Company in the process, are very high.

          Since Tracinda announced its letter, Chrysler's relations with lenders have suffered. In addition, credit rating agencies have placed Chrysler's debt on credit watch with negative implications. Key partners in Chrysler's ongoing success--our employees, our dealers, our suppliers--have also voiced their alarm and concern about the prospects of a leveraged transaction.

          Our directors believe it would be a serious mistake to subject Chrysler to the kind of leveraged transaction your proposal contemplates. Your representatives have said that you are willing to bet your stake in Chrysler on such a transaction. Our directors do not have any interest in gambling with Chrysler's future.

          We believe strongly in Chrysler's future. We also believe that the benefits from that bright future should be and will be realized by all of Chrysler's shareholders.

                                    Yours sincerely,

                                    Robert J. Eaton
                                    Chairman and Chief Executive Officer

     On April 25, 1995, the following letter was sent to Mr. Eaton:

     Mr. Robert J. Eaton
     Chairman and Chief Executive Officer
     Chrysler Corporation
     12000 Chrysler Drive
     Highland Park, Michigan 48288

     Dear Bob:

          Tracinda Corporation has been a loyal and supportive shareholder of Chrysler since 1990, and has always given its financial support to the company when asked to do so. Specifically, in connection with the March, 1991 offering of 60 million shares, your predecessor made a personal appeal to us to purchase 6 million shares and to issue a press release to show our support for the offering. We were told that Tracinda's participation was vital to the successful completion of the offering. Subsequently, you personally visited me to secure my commitment to purchase 4 million shares in the 1993 public offering. In addition, every time that Tracinda has requested something from the company, it has never been for Tracinda alone --it has always been for all the shareholders.

          In light of the events that have transpired during the past two weeks, it is clear to us that the shareholders, who are the true owners of the company, are not being given the consideration they deserve and are not being given an accurate picture of the facts.

          The facts are indisputable: Your management team was first provided with a detailed written presentation regarding the economics of an acquisition transaction in December, 1994. On March 14, 1995, a member of Chrysler's management informed us that a buyout scenario was included on a list of strategic alternatives approved for further study by you.

          On March 30, 1995, members of your top management team were again given a detailed written presentation of the transaction and, based on their review, described the transaction as "doable" and "intriguing." On April 6, 1995, you personally discussed the proposed transaction with the independent directors of the Board's executive committee, who suggested that you not discuss the matter with the entire Board ostensibly to prevent leaks.

          On Monday, April 10, 1995, two members of Chrysler's top management met with representatives of Tracinda. By that time, Chrysler's management was sufficiently knowledgeable about the economic aspects of the transaction that the discussions had progressed beyond the numbers to addressing the cultural issues and the needs of the various constituencies, which both we and your management team considered very important to the success of the transaction. During the April 10th meeting, it was clearly communicated to Chrysler management, and they understood, that time was of the essence.

          In order to address the needs of labor, one of the most important constituencies, our proposal included the following features:

          . Twenty-percent ownership of the company to be given to the employees at no cost.

          . No concessions from the employees. In fact, we discussed improving long-term security for the employees by guaranteeing pension contributions and providing other assurances.

          . Five-percent ownership of the company to be given to management at no cost.

          On Tuesday, April 11, 1995, immediately after reaching our decision to extend the offer, I called you to notify you of our intention to proceed. At this time, we discussed the form of the response you would make.

          We were and continue to be shocked by your "surprise" reaction to our announcement. As the foregoing chronology indicates, your management team was kept fully informed at all times. As you know, we never intended, and still don't intend, for this transaction to be hostile. You turned it into
                                                              ---
     a hostile transaction.

          Yesterday, you sent me a letter accompanied by a press release. Both your letter and the press release are so replete with contradictions and omissions that I feel compelled to set the record straight:

          . Nowhere in the letter is there a statement regarding the adequacy of our price. We believe that it is unprecedented that a Board rejects an acquisition proposal without dealing with what is clearly its most important aspect--price. Is this because none of the three investment banking firms (First Boston, Salomon Brothers and Morgan Stanley) being used by Chrysler concluded that our offer was inadequate?

          . The reason why the financing has not yet been arranged is because Chrysler, presumably at your direction, and even before the
                                                       -------------------
               Board's rejection of our proposal, has openly intimidated
               ---------------------------------
               commercial and investment banks into refusing to discuss the financing of the transaction with us with threats of both commercial retaliation and legal action. Aside from the questionable legality of this financial interference, I fail to see how this is in the best interest of all shareholders. So I find it very hypocritical on your part when you say you ". . . have grave doubts that such a financing is feasible."

          . You state that ". . . it would be rash to strip Chrysler of over 70% of its cash reserves, and leave it vulnerable to the next downturn in the business cycle." Again, this statement is incorrect. By the time our proposed transaction would close, Chrysler would have over $4 billion in cash reserves after using
                                                                    -----
               $5.5 billion to help finance the acquisition. As you must surely know, during its worst downturn at the time of the Gulf War, Chrysler used $4 billion over a 3-year period. Our financing plan has prudently taken this into account; even our worst-case scenario does not show nearly this level of cash requirement to weather a downturn. This is because Chrysler is a different company today. With 70% of its costs outsourced, it is much more nimble and cost effective. Your letter contains no explanation whatsoever of how your $7.5 billion was arrived at. Why not $5 billion? Why not $10 billion?

          . You state that "Chrysler's financial strength is also essential to developing new products . . ." and ". . . planned product spending alone over the next five years is $23 billion." As you and your management team have known for months, our financing plan did not cut capital expenditures for new products by one penny. In fact, our proposal includes $500 million more in capital expenditures than Chrysler's own plan. Knowing this, for you to suggest that we are trying to finance the acquisition by sacrificing future product development is simply incorrect. Why would we want to make a $2 billion investment in a "crippled company" that could not compete?

          . You continue to call our proposal an "LBO" in order to taint a proposal with a pejorative label that simply doesn't apply. One reason why members of your top management team found our proposal "intriguing" (their word, not ours) as recently as two days prior to our announcement is undoubtedly because they clearly saw that, after our proposed transactions, Chrysler would have less leverage than either Ford or GM. In addition, it must have been clear to them that the transaction was self financing; that it, the company would be paying interest instead of dividends and the free cash flow would remain virtually unchanged. Frankly, we fail to see how this puts Chrysler in harm's way, particularly since our projections were significantly more conservative than those of Wall Street analysts.

          . You state that "the primary objective of the directors and management of Chrysler is to build value for shareholders." Yet you have never made a specific proposal to enhance shareholder value, except in response to my letter to the Board on November 14, 1994. Your new "plans" (obviously in response to our offer) for share repurchases or increased dividends are hopelessly vague and noncommittal. Many great companies (GM, IBM, Eastman Kodak, American Express, Borden) have learned that it is wise to listen to their shareholders. Why hasn't Chrysler learned that lesson?

          The key decisions regarding the future of Chrysler are being made by a group of people who own less than 1% of the stock of the company. Many of those people are not even employees. We have been the largest shareholder of the company much longer than you have been the CEO. Accordingly, we challenge you and Board of Directors to permit the shareholders of the company to vote on the following matters:

          1. Do they favor the sale of the company at $55 per share? If the shareholders do not support the buyout, we would withdraw our offer.

          2. Alternatively, if it is not believed to be desirable to sell the Company for $55 per share, do the shareholders favor an increase in the annual common stock dividend to $5 per share? In presenting this alternative, it is worthy of note that, according to our projections, which are more conservative than the consensus of Wall Street analysts, a $5 per share dividend would only utilize approximately 50% of Chrysler's projected free cash flow. Clearly, based on these figures, you would not have to dip into Chrysler's $7.5 billion cash reserve to maintain this level of dividend payout.

                                    Very Truly Yours,

                                    Kirk Kerkorian

     On May 18, 1995, Chrysler issued the following press release:

                       CHRYSLER BOARD INCREASES DIVIDEND;
                         REITERATES STOCK BUYBACK PLANS

          ST. LOUIS, MO, MAY 18, 1995--Chrysler Corporation (NYSE: C) announced today that its Board of Directors has voted to increase its dividend by 25 percent, boosting the quarterly dividend from $0.40 to $0.50 per share on the Company's common stock. The dividend is payable July 14, 1995, to shareholders of record on June 15, 1995.

          Today's announcement marked the fourth dividend increase in the last 17 months. From a level of $0.15 per share on December 1, 1993, the dividend has now been increased 233 percent.

          "The Board's primary goal in establishing our dividend rate is to reward shareholders for their investment and confidence in the Company and to fix a rate that it believes is sustainable throughout the business cycle," said Chrysler Chairman and Chief Executive Officer Robert J. Eaton. "While last year was spectacular in every way for Chrysler, we didn't have to go too far into 1995 to be reminded about the unpredictability of the auto industry. It is important for the Company to be able to maintain its dividend in good times and bad, and the Board believes, given the current economic outlook, that it will be able to do so at the $2.00 per share annual rate."

          The Board also declared a dividend of $1.15625 per depositary share, each representing 1/10 of a share of the Company's Series A Convertible Preferred Stock, payable July 14, 1995, to shareholders of record on June 15, 1995.

          Eaton also reported that Chrysler has repurchased $490 million worth of common stock since the beginning of the year and, subject to market conditions, expects to complete the $1 billion repurchase plan announced in December of 1994 within the next several months.

          "As we have previously stated, once we have completed the $1 billion repurchase program, the Board will consider additional levels of stock repurchase in light of the existing cash needs and prevailing business and market conditions," Eaton said. "We are very cognizant of our shareholders' desire for increased share value in the near term but we are equally committed to building long term shareholder value.

          "Sales to date in 1995 have been weaker that expected. As a result we have lowered our U.S. auto industry forecast to 15.2 million cars and trucks," Eaton said. "But we remain confident that 1995 and much of the remainder of the decade will be good for the industry and that the long term performance of our Company will be strong."

     On May 31, 1995, Tracinda decided to withdraw the Proposed Buy-Out and issued the following press release:

                     TRACINDA WITHDRAWS OFFER FOR CHRYSLER;
                    SAYS ITS CHRYSLER STOCK IS NOT FOR SALE

                        WASSERSTEIN PERELLA RETAINED AS
                         STRATEGIC ADVISOR TO TRACINDA

          LAS VEGAS, NV, MAY 31, 1995--Tracinda Corporation announced today that it is withdrawing its $55 per share offer for Chrysler Corporation and will evaluate the full range of available options. Tracinda reiterated that its Chrysler shares are not for sale and that its goal of maximizing value for all Chrysler shareholders remains unchanged.

          "We have been Chrysler's largest shareholder for nearly five years and remain committed to maximizing value for all shareholders while keeping the company well-managed, conservatively financed and fully competitive in the U.S.

     and abroad," said Alex Yemenidjian, an executive at Tracinda. "Tracinda's 36 million shares of Chrysler stock are not for sale. Withdrawing our offer will permit us to take a fresh look at the situation and evaluate our alternatives."

          Tracinda also announced that it has retained the investment banking firm Wasserstein Perella & Co. as a general strategic advisor. Wasserstein Perella will provide financial advisory services as to Tracinda's investments and will assist Tracinda in evaluating alternatives with respect to its stake in Chrysler.

          "Kirk Kerkorian is a serious long-term investor whose track record speaks for itself," said Bruce Wasserstein, chairman of Wasserstein Perella. "We hope to provide a new perspective and play a constructive role in achieving Tracinda's objectives."

          Wasserstein Perella & Co. is a leading international investment bank, with an emphasis on merger and acquisition advisory work, underwriting of equity and high yield debt securities and asset management services. Headquartered in New York, Wasserstein Perella has U.S. offices in Chicago, Dallas and Los Angeles, and international offices in London, Paris, Frankfurt and Tokyo. Recently, Wasserstein Perella has advised on advisory transactions in excess of $14 billion, including acting as the mutually-designated appraiser in conjunction with AT&T's proposed merger with LIN Broadcasting, advisor to the General Motors Special Hourly Employees' Pension Trust in connection with the sale of a portion of the Trust's $8 billion holding of GM Class E common stock and advisor on a series of healthcare transactions for SmithKline Beecham.

     Both during and after the events described above, Tracinda held discussions with individuals and institutions regarding possible participation with Tracinda in its activities with respect to Chrysler, including participation in an offer by Tracinda to purchase up to 14,000,000 shares of Common Stock, at a purchase price of $50 per share, upon the terms and subject to the conditions set forth in an Offer to Purchase and related Letter of Transmittal (the "Offer"), filed with the Commission on June 26, 1995.

     On the morning of June 26, 1995, Mr. Kerkorian spoke with Mr. Eaton by telephone to advise him of the announcement of the Offer.

     Also on June 26, 1995, Tracinda announced the Offer by issuing the following press release:

                   TRACINDA TO COMMENCE CASH TENDER OFFER FOR
                 14 MILLION CHRYSLER SHARES AT $50.00 PER SHARE

          LAS VEGAS, NV, June 26, 1995 -- Tracinda Corporation announced today that it will commence a cash tender offer for up to 14 million shares of common stock of Chrysler Corporation (NYSE: C) at a price of $50.00 per share. The tender offer, which will commence this week, will not be subject to financing.

          Tracinda has been Chrysler's largest shareholder for five years. Increasing its position in Chrysler reflects Tracinda's continuing belief that Chrysler is a good investment and its ongoing commitment to enhancing value for all Chrysler shareholders.

          The tender offer will be conditioned on, among other things, exemption from or the non-applicability of a Michigan insurance statute. This statute is presumed to apply to an owner of 10% or more of Chrysler's outstanding common shares because Chrysler has insurance operations in Michigan. These operations represent an immaterial percentage of Chrysler's total assets.

          In addition to seeking an exemption from the Michigan insurance statute, Tracinda also said that it has filed suit in Federal Court in Michigan seeking a determination that the Michigan Insurance Bureau has no authority to regulate Tracinda's purchase of additional Chrysler shares pursuant to the offer.

          Tracinda is currently blocked from purchasing more than 15% of Chrysler's total outstanding shares under the terms of Chrysler's poison pill.

          Wasserstein Perella & Co., Inc. will be dealer-manager for the tender offer.

          Tracinda currently owns 36 million shares of the approximately 369 million outstanding shares of Chrysler common stock.

         On June 27, 1995, Tracinda issued the following press release:

                    TRACINDA COMMENCES PREVIOUSLY ANNOUNCED
                   CASH TENDER OFFER FOR 14 MILLION CHRYSLER
                          SHARES AT $50.00 PER SHARE

          LAS VEGAS, NV, June 27, 1995 -- Tracinda Corporation announced today that it has commenced its previously announced cash tender offer for up to 14 million shares of common stock of Chrysler Corporation (NYSE: C) at a price of $50.00 per share. The tender offer is not subject to financing.

          In addition to customary conditions, the tender offer is conditioned on exemption from or the non-applicability of a Michigan insurance statute. The statute is presumed to apply to an owner of 10% or more of Chrysler's outstanding common shares because Chrysler has insurance operations in Michigan. These operations represent an insignificant amount of Chrysler's total assets.

          The tender offer and withdrawal rights will expire at 12:00 midnight, New York City time, on July 25, 1995, unless extended.

          Wasserstein Perella & Co., Inc. is the dealer-manager for the tender offer. D.F. King is the information agent.

          The tender offer materials are being filed with the Securities and Exchange Commission. Copies of these materials may be obtained by calling D.F. King at 1-800-290-6424.

     Also on June 27, 1995, Tracinda issued the following press release:

                   TRACINDA RECEIVES EXEMPTION FROM MICHIGAN
                               INSURANCE STATUTE

          LAS VEGAS, NV, June 27, 1995 -- Tracinda Corporation announced today that the Commissioner of Insurance of the State of Michigan has granted it a "disclaimer of affiliation" which will permit Tracinda to complete its tender offer for up to 14 million shares of common stock of Chrysler Corporation (NYSE: C) at a price of $50 per share.

          The disclaimer would satisfy the condition to Tracinda's tender offer relating to the Michigan Insurance law. Accordingly, Tracinda will withdraw its lawsuit seeking to invalidate the insurance statute. The tender offer is scheduled to be completed on July 25, 1995.

     On July 25, 1995, Tracinda issued the following press release:

                 TRACINDA SAYS CHRYSLER OFFER IS OVERSUBSCRIBED

          LAS VEGAS, NV, July 25, 1995 -- Tracinda Corporation announced today that its $50 per share tender offer for up to 14 million shares of Chrysler Corporation (NYSE: C) common stock is oversubscribed.

          Tracinda said more than 50 million Chrysler shares had been tendered as of 6 p.m. EDT.

          The tender offer expires tonight at 12 midnight EDT and Chrysler shares may be tendered or withdrawn until that time. Pursuant to the offer, Tracinda will purchase 14 million Chrysler shares on a pro rata basis. After purchasing 14 million shares, Tracinda will hold 50 million Chrysler shares, or approximately 13.1% of its outstanding shares (based on 382.4 million shares outstanding as of June 30, 1995).

          "We are obviously very pleased with the results of the tender offer. Tracinda has been Chrysler's largest shareholder for nearly five years, and it has never sold a share of its stock. We continue to believe Chrysler is a good investment, and we remain committed to enhancing value for all Chrysler shareholders," said Stephen D. Silbert, a Tracinda representative.

     On July 26, 1995, Tracinda issued the following press release:

                 TRACINDA COMPLETES TENDER OFFER FOR 14 MILLION
                      CHRYSLER SHARES AT $50.00 PER SHARE

          LAS VEGAS, NV, July 26, 1995 -- Tracinda Corporation announced today that it has successfully completed its tender offer for 14 million shares of common stock of Chrysler Corporation (NYSE: C) at a price of $50.00 per share.

          The tender offer expired at 12:00 midnight, New York City time, last night. According to a preliminary count by the depository for the tender offer, approximately 58,515,981 Chrysler shares were tendered (including approximately between 13 to 14 million shares tendered by guaranteed delivery). Pursuant to the terms of the offer, Tracinda will purchase 14 million validly tendered Chrysler shares on a pro rata basis. Tracinda expects to announce the results of proration and to commence paying for accepted shares on or about August 3, 1995. After purchasing 14 million shares, Tracinda will hold 50 million Chrysler shares, or approximately 13.1% of its outstanding shares (based on 382.4 million shares outstanding as of June 30, 1995).


          "We are obviously very pleased with the results of the tender offer. Tracinda has been Chrysler's largest shareholder for nearly five years, and it has never sold a share of its stock. We continue to believe Chrysler is a good investment, and we remain committed to enhancing value for all Chrysler shareholders," said Stephen D. Silbert, a Tracinda representative.


     On August 2, 1995, Tracinda issued the following press release:


                TRACINDA CLOSES ITS TENDER OFFER FOR 14 MILLION
                      CHRYSLER SHARES AT $50.00 PER SHARE

          LAS VEGAS, NV, August 2, 1995 -- Tracinda Corporation announced today that 58,382,901 shares of Chrysler Corporation (NYSE: C) common stock were validly tendered and not withdrawn pursuant to Tracinda's tender offer, resulting in a proration factor of 23.98214%. Tracinda's $50.00 per share cash tender offer for 14 million shares of Chrysler common stock expired at 12:00 midnight, New York City time, on Tuesday, July 25, 1995.


          Tracinda will commence payment for 14 million Chrysler shares on August 3, 1995. The other 44,382,901 Chrysler shares tendered will be returned to shareholders.


          "Successfully completing our tender offer increases our Chrysler investment to 50 million shares. As Chrysler's largest shareholder for nearly five years, Tracinda continues to believe Chrysler is a good investment, and we remain committed to enhancing value for all Chrysler shareholders," said Stephen D. Silbert, a Tracinda representative.


     Subsequent to the closing of Tracinda's tender offer, Mr. Kerkorian purchased 1.9 million shares of Common Stock in August 1995.

     On October 25, 1995, Tracinda delivered the following letter to Mr. Robert
J. Eaton, Chairman of the Board and Chief Executive Officer of Chrysler:

     Mr. Robert J. Eaton
     Chairman and Chief Executive Officer
     Chrysler Corporation
     12000 Chrysler Drive
     Highland Park, Michigan 48288

     Dear Bob:

          Tracinda Corporation has been an owner and supporter of Chrysler for more than five years. During this period, Tracinda has raised its ownership to almost 52 million shares, a significant number of which were purchased at Chrysler's request. As we have told you in the past, our interests and those of other shareholders are identical -- we want Chrysler to grow and prosper, thereby increasing value for all shareholders.

          Tracinda has always viewed, and continues to view, its investment in Chrysler as a long-term investment. Given the magnitude of our position and our long-term focus, we will continue to actively manage our investment. As you know, we currently have no intention to acquire Chrysler. We intend to remain focused on enhancing long-term value for all Chrysler shareholders; we will not be deterred from that objective.

          Among the key areas that we believe are important to Chrysler and all of its shareholders are the following:

          . Changes to ensure appropriate shareholder participation in corporate governance, including representation on the Board of Directors and providing shareholders with voting rights on significant corporate transactions;

          . Consideration of additional stock buybacks and other value enhancement strategies; and

          .  Continued emphasis on product quality and cost containment.

          We have formulated the following proposal based on the premise that you are working with us in good faith to achieve a mutually satisfactory resolution which benefits all of Chrysler's constituencies. Our proposal is offered in a spirit of compromise, in the hope of creating an atmosphere of mutual support:

          First and foremost, Jerry York and two other persons to be mutually agreed upon by Chrysler and Tracinda should join the Board of Directors of Chrysler.

     These new Board members would, of course, represent the interests of all shareholders and would be voted on annually by the shareholders.

          Second, while Chrysler and we share the objective of long-term growth for the company, it is apparent that we do not appear to agree on Chrysler's cash retention policy. We believe that a committee of outside directors should be appointed to review the appropriate size of Chrysler's cash cushion. We suggest that Chrysler designate one of its investment bankers to work with Wasserstein Perella to study these issues. The two bankers would then report jointly to the committee.

          Third, we request that Chrysler review its corporate governance policies and, at a minimum, make the following specific modifications:

               .  Adopt an anti-greenmail bylaw or charter amendment;

               . Require shareholder approval of issuances of significant amounts of Chrysler's blank check preferred stock and other block placements of voting stock; and

               . Raise the threshold under the company's poison pill rights plan from 15% to 20%.

          We believe that all of the elements of this program should be implemented. We further believe that a majority of Chrysler shareholders will share our view. We would like to see a prompt and amicable resolution to these issues, as we believe this would be in the best interests of all involved. In any event, Tracinda will continue to act in a prudent and determined manner.

          If it would be helpful in resolving these issues, we would welcome the opportunity to meet in person with the Executive Committee of the Board of Directors or the complete Board to discuss these matters.

                                    Sincerely,

                                    Jerome B. York
                                    Vice Chairman

     On November 2, 1995, Mr. Eaton delivered the following letter to Mr.
Kerkorian:

     Mr. Kirk Kerkorian
     Chief Executive Officer and President
     Tracinda Corporation
     4835 Koval Lane
     Las Vegas, Nevada  89109

     Dear Kirk:

          We are sending the attached letter and press release to our major shareholders today. As we discussed by phone, the Chrysler Board of Directors will consider all of your proposals as part of its overall governance review. It will take all of them seriously, but precisely because it is serious business, the Board believes the review must be thorough and involve direct discussions with other major shareholders. I hope you agree that this makes sense given the importance of your proposals and their potential impact on the Company.

          As I mentioned to you, I plan to visit with you soon to seek your personal input on the Board's governance review.

          I look forward to seeing you.

                                    Sincerely,

                                    Bob

     The text of the form of letter sent to major shareholders of Chrysler on November 2, 1995 and the press release issued by Chrysler on November 2, 1995 are set forth below:

     Dear __________:

     As we promised during our meetings and conversations in recent months, we want to keep you informed of events at Chrysler. The attached press release outlines initiatives approved by the Chrysler Board of Directors at its meeting today. I hope you will agree that the steps outlined represent a significant commitment on the part of Chrysler to ensure that the Company continues to hear and respond to shareholders on important matters of corporate governance and corporate policy.

     Chrysler's Board, its management team and I are all dedicated to building the world's top-performing car company and thereby maximizing long-term value for all Chrysler shareholders. The cornerstone of the value creation process is a long-term strategic plan and a management team that together can best utilize the Company's assets to create the most exciting and satisfying products for our customers and to manufacture and sell those products competitively.

     I believe that we have a management team and a long-term strategy that will accomplish these goals. Indeed, I think you will agree that the progress Chrysler has made in both the product and financial markets in the past five years has been outstanding.

     Chrysler's Board believes, as do I, that a critical part of the value creation process lies in an effective corporate governance process. The Board must be strong and reflective of shareholder interests. In addition, consultation with shareholders is important. We must understand how our shareholders feel about the Company, and we must seek to respond to any concerns that they may have.

     In recent weeks we have visited with many of our largest shareholders. As you know, during that period, we have also received a series of proposals from Kirk Kerkorian. The Board regularly reviews Chrysler's governance structure, financial policies, and Board membership. Overall, we believe that Chrysler's current corporate governance and financial policies are sound.

     We also believe, however, that it is possible that some changes could benefit the Company and its shareholders. We are open to suggestions for change - if they genuinely enhance value and strengthen the Company for all Chrysler shareholders.

     In this regard, let me emphasize that in conducting the review outlined in the attached press release, the Board and management will weigh, and separate, issues that benefit particular parties from those that benefit all Chrysler holders. Our Board has a responsibility to ensure that Chrysler's decisions do not provide differential benefits to any specific shareholder.

     The Board anticipates completing this review and announcing its decisions on these matters within approximately 90 days.

     We believe in a strong governance process and are committed to a continuing, constructive dialogue with Chrysler's major holders. You will be hearing from us in the near future to schedule a time when we can speak directly to you and get your input on these issues.

                                   Sincerely yours,




                                   Robert J. Eaton

                     CHRYSLER BOARD OF DIRECTORS ANNOUNCES
                 IT WILL INITIATE A CORPORATE GOVERNANCE REVIEW

     HIGHLAND PARK, Mich. - Chrysler Corporation announced today that its Board of Directors will review the Company's corporate governance procedures and Board membership to evaluate whether incremental changes would be in the long term best interests of the Company and all of its shareholders. The review, to be conducted jointly by the Board and Chrysler's senior management, will involve direct consultation with Chrysler shareholders.

     Chrysler Chairman Robert J. Eaton cited two factors that influenced the Board's decision to conduct this review -- the recently received proposals from Kirk Kerkorian on corporate governance and Board membership and recent meetings between senior Chrysler executives and a number of Chrysler shareholders.

     "The meetings with our shareholders have convinced us that, while they are quite satisfied with Chrysler's performance and with our approach to corporate governance, we must remain committed to an ongoing dialogue and continuous self-examination," Eaton said. He indicated that the review represents an effort to ensure that Chrysler remains responsive to suggestions from its holders, while concurrently ensuring that no single shareholder has undue influence and that the Company's actions do not provide differential benefits to any individual.

     With respect to Mr. Kerkorian's proposals, Eaton said Kerkorian's suggestions regarding Board composition will be reviewed by the Board in light of its continuing belief that all directors should represent the interests of all shareholders. Eaton also noted that the 15 percent threshold in the Company's shareholder rights plan "is important in protecting shareholders against abusive takeover tactics, such as the acquisition of effective control of the Company without paying a premium."

     With respect to Kerkorian's governance proposals, Eaton said that the Company already has in place a formal policy adopted by its Board last April that restricts the Company's ability to issue preferred stock. In keeping with the Company's previously announced intention not to pay greenmail to anyone, Eaton said the Board also will consider adopting an anti-greenmail bylaw.

     Concerning Kerkorian's proposal for a special committee to review Chrysler's cash targets, Eaton noted that the full Chrysler Board regularly reviews this issue, together with other financial and operating policies, as part of its strategic planning process. Eaton added that the determination of the appropriate level of cash reserves is "an integral and vital part of this strategic planning process, and is best addressed by the full Board of Directors."

     Eaton indicated that Chrysler would discuss its policies in all of these areas with major shareholders as part of its governance review initiative, which the Company expects to complete within approximately 90 days.

     On November 20, 1995, Tracinda delivered the following letter to Mr. Eaton:

     Mr. Robert J. Eaton
     Chairman of the Board and
       Chief Executive Officer
     Chrysler Corporation
     12000 Chrysler Drive
     Highland Park, MI 48288-0001

     Dear Bob:

          We appreciate having had the opportunity to meet with you today to discuss Chrysler's 90-day corporate governance review process. We continue to believe that our discussions together have been helpful and have the potential for resolving issues.

          As we have discussed with you, it is extremely important that this process be objective. We believe this process should involve each of the following elements: (1) procedural fairness, including active
                              -------------------
     participation by your outside directors, the opportunity for Tracinda to communicate directly with other Chrysler shareholders regarding our proposals and this process, and an understanding of your schedule for meeting with Chrysler shareholders; (2) a balanced presentation of all of
                                               ---------------------
     the proposals contained in Tracinda's letter of October 25, 1995; and (3)

     impartial reporting on the results of this process, including interim
     -------------------
     status reports, and the involvement of a neutral party or independent expert to explain all sides and to report to shareholders. We also would like to have the opportunity to express our views directly to the Board.

          As you know, in order to communicate our views directly to other Chrysler shareholders, it is required that we make appropriate filings with the SEC since the Chrysler Board does not include a person affiliated with Tracinda. Accordingly, we plan to file preliminary proxy soliciting materials promptly with the SEC. The materials will relate to Chrysler's 1996 Annual Meeting of Shareholders. We will not currently solicit or accept proxies for use at that meeting, but reserve the right to do so in the future depending upon a number of factors, including the response of Chrysler shareholders to the process to be conducted over the next two and a half months. This filing is being made solely so that we can take part in the very process that you have designed and is of course not a hostile act.

          Bob Lanigan's and your statements at our meeting today that none of our proposals have been prejudged by the Board, that the Board would control and monitor this process and that management would take a neutral position regarding our program during this process were encouraging. The skepticism of the financial media regarding your process might well be eliminated if Chrysler would issue a press release to that effect. This is particularly true, since certain recent statements attributed to Chrysler representatives reflect an apparent rush to judgment regarding certain elements of our program. In your letter to Tracinda of November 2, 1995, you stated that "the Chrysler Board of Directors will consider all of [Tracinda's] proposals as part of its overall governance review [and] ... will take all of them seriously". However, the response attributed to Chrysler with regard to my inclusion on its Board of Directors appears to suggest either that I would not be cognizant of my fiduciary duties to all Chrysler shareholders or that it is contrary to the interests of all shareholders that any Board member be affiliated with a significant shareholder. As you are aware, all directors have a fiduciary duty to all
                                     ---                                    ---
     shareholders. As a former Chrysler and IBM director, I fully appreciate my fiduciary responsibilities. Your Board members, in the aggregate, own less than 0.1% of Chrysler's outstanding shares; we own 51,900,000 shares or 13.6% of Chrysler's outstanding shares. We purchased our shares for cash, the way other shareholders do -- we received no grants of shares and exercised no stock options. Unlike management, we have sold no shares in the past five years. It should be self-evident that shareholders are better served by a Board which has substantial equity ownership than by a Board comprised of members having little or no stock ownership. Moreover, the inclusion on the Chrysler Board of an outside director with substantial and broad experience in the automotive industry can only benefit all Chrysler shareholders and other Chrysler stakeholders.

          Our preliminary proxy materials will indicate that we propose replacing Joseph Antonini as a director. While we can imagine that Mr. Antonini's perspective has been valuable to Chrysler, Tracinda believes that my broad background and experience in both the automotive industry and at Chrysler, including as CFO, would enable me to make a substantial contribution to the Chrysler Board.

          We were perplexed by the disclosure in your November 2, 1995 press release that the Chrysler Board in April of this year adopted a policy restricting certain issuances of preferred stock. We do not understand why this policy was not previously disclosed or your reluctance to provide us with a copy of the policy.

          We also noted your apparent immediate rejection of our proposal for a review of Chrysler's cash retention policies by a committee of outside directors. Of course, the establishment of such a committee would not diminish the ultimate authority and responsibility of the full Chrysler Board to act on the committee's recommendations. In our view, having an independent committee review this issue with its own independent advisers can only be beneficial to Chrysler, and we are disturbed that an issue of this significance to all Chrysler shareholders appears to have been prejudged.

          Tracinda has been an owner and supporter of Chrysler for more than five years. No element of our program would benefit Tracinda at the expense of other shareholders. We believe that these proposals are important to all shareholders, will strengthen Chrysler and should not be inconsistent with the interests of Chrysler's management.

                                    Sincerely,



                                    Jerome B. York
                                    Vice Chairman

     The foregoing material in this section has been included as background information in respect of the proposals described below under "The Proposals". Statements by Tracinda in the correspondence reproduced above, including Tracinda's October 25, 1995 letter to Mr. Eaton, as to Tracinda's belief that a majority of Chrysler's shareholders will share Tracinda's views should not be construed as predictions of the outcome of any possible proxy solicitation, but represent Tracinda's opinion in light of the fact that Tracinda's proposals address issues which Tracinda believes are of concern to all Chrysler shareholders and are designed to benefit all Chrysler shareholders.


                        PURPOSE OF THIS PROXY STATEMENT

     Tracinda believes that, in order for Chrysler's 90-day corporate governance and Board membership review process to be objective and to ensure a balanced presentation of the issues, it is important that Tracinda be able to participate actively in this process, by communicating directly with shareholders of Chrysler through meetings in person and by telephone. Tracinda intends to urge Chrysler shareholders to support the proposals described below under "The Proposals" in order to convince the Board of Directors to adopt them. While Tracinda believes that such participation should not be deemed to constitute a solicitation of proxies or consents, Tracinda is filing this Proxy Statement in order to ensure that Tracinda will be free to engage in discussions with Chrysler shareholders while the Board of Directors is conducting its review. Depending upon the results of Chrysler's review and Tracinda's discussions with Chrysler shareholders, Tracinda reserves the right to solicit proxies or consents for use at the Annual Meeting or otherwise with respect to one or more proposals, including one or more of the proposals described below under "The Proposals". Alternatively, Tracinda may determine not to pursue any of these proposals and may withdraw this Proxy Statement.

                                 THE PROPOSALS

     At the Annual Meeting, Tracinda may present one or more of the following proposals for approval by Chrysler shareholders:

     (1) A proposal for the election of Jerome B. York as a director of Chrysler.

     Jerome B. York is Vice Chairman of Tracinda, Chrysler's second largest shareholder at September 30, 1995. Tracinda believes that Mr. York's extensive background and experience in the automotive industry and at Chrysler, including as Chief Financial Officer and director, as well as his experience as Chief Financial Officer and director of IBM, would enable him to make a substantial contribution to the Board of Directors. Moreover, Tracinda believes that it is in the interests of all shareholders that the Board of Directors include members with substantial equity ownership.

     (2) A proposal for the adoption of the following non-binding resolution to increase the size of the Board of Directors to add two additional directors:

          WHEREAS, the shareholders of Chrysler Corporation (the "Company") believe that it is in the best interests of the Company and its shareholders to increase the number of independent, non-officer directors of the Company;

          RESOLVED, that the shareholders of the Company hereby urge the Board of Directors of the Company to increase the size of the Board of Directors to add two additional directors who (a) are eligible to be classified as "Independent Directors", as defined in Article II, Section 7(c) of the By-Laws of the Company (such eligibility to be determined by the Board of Directors), and (b) in the opinion of the Nominating Committee of the Board of Directors of Chrysler, taking into consideration the suggestions of Chrysler's major shareholders, are otherwise qualified to serve as directors of Chrysler.

     This Proposal (2) contemplates that the Nominating Committee of the Board of Directors would nominate the two additional directors, after taking into consideration the suggestions of Chrysler's major shareholders. As a major shareholder of Chrysler, Tracinda under this Proposal (2) would be able to suggest to the Nominating Committee the names of potential candidates to fill the two newly created directorships.

     Tracinda believes that it would be in the best interests of Chrysler and its shareholders to add two additional independent directors to the Board of Directors in order to bring a fresh perspective to the Board of Directors.
These two additional board members would represent the interests of all shareholders and would be elected annually with the other members of the Board of Directors. The purpose of this resolution is to provide all Chrysler shareholders with the opportunity to express their views regarding the expansion of the Board of Directors to include additional independent directors.

     According to Chrysler's 1995 Notice of Annual Meeting and Proxy Statement, the Board of Directors of the Company consists of 13 members. There currently exists one vacancy as the result of the recent resignation of Mr. Joseph Antonini. Under Article II, Section 7(a) of the By-Laws of Chrysler (the "By-Laws"), a majority of the persons nominated by the Board of Directors or any stockholder for election as directors must be, on the earlier of the date of their nomination or designation as nominees, eligible to be classified as "Independent Directors", as defined in Article II, Section 7(c) of the By-Laws. Based upon its review of publicly available documents, Tracinda believes that Messrs. Denomme, Eaton and Lutz are not "Independent Directors". Tracinda has insufficient knowledge to determine whether or not the other directors could be classified as "Independent Directors".

     (3) A proposal for the adoption of the following non-binding resolutions seeking the formation of a Shareholder Value Committee of the Board of
Directors:

          WHEREAS, the shareholders of Chrysler Corporation (the "Company") believe that a comprehensive, independent review of the Company's financial policies is in the best interests of the Company and its shareholders;

          RESOLVED, that the shareholders hereby urge the Board of Directors to:

            (a) designate a committee of directors who are not officers of the Company (the "Shareholder Value Committee") to undertake a comprehensive review of the Company's financial policies, including, but not limited to, its policies with respect to cash retention, capitalization, cost containment, international expansion and disposition of non-core assets;

            (b) designate, at the Company's option, either (i) a nationally recognized investment banking firm which does not have a material relationship with the Company, or (ii) one of the Company's current investment banking firms and Wasserstein, Perella & Co., Inc. (such firm or firms, as the case may be, hereinafter called the "Financial Adviser"), to undertake, subject to the supervision and direction of the Shareholder Value Committee, a detailed analysis of the Company's financial policies, and provide to the Financial Adviser all information in the Company's possession relevant to such analysis;

            (c) cause the Financial Adviser to report to the Shareholder Value Committee the results of its analysis and any recommendations of the Financial Adviser; and

            (d) cause the Shareholder Value Committee to report to the Board of Directors its conclusions as to the appropriateness of the Company's current financial policies and any recommendations of the Committee with respect to changes to such policies to enhance value for all Chrysler shareholders.

          RESOLVED, that, for purposes of these resolutions, an investment banking firm shall be deemed to have a material relationship with the Company if it has performed services for the Company or any of its subsidiaries, other than as a non-managing participating underwriter in a syndicate, during the last five fiscal years of the Company or if the Company has proposed to have such firm perform services for the Company or any of its subsidiaries during the current or next fiscal year of the Company, which services involved or will involve compensation of in excess of $250,000 per annum; and that the Board of Directors shall determine whether an investment banking firm shall be deemed to have a material relationship with the Company.

     Tracinda previously has urged the Board of Directors to form a committee of outside directors to review Chrysler's cash retention policies. In Tracinda's view, having an independent committee review Chrysler's financial policies with its own advisers can only be beneficial to Chrysler. The purpose of this Proposal (3) is to permit all Chrysler shareholders to communicate to the Board of Directors the importance of a serious and independent review of Chrysler's financial policies.

     Tracinda believes that the particular financial policies of Chrysler relating to cash retention, capitalization, cost containment, international expansion and disposition of non-core assets may significantly impact the future performance of Chrysler and future returns to all Chrysler shareholders. Moreover, Chrysler management previously has identified these particular financial policies as being important to Chrysler. However, there may be other financial policies which would be appropriate for the Shareholder Value Committee to review; accordingly, the review contemplated by this Proposal (3) would not be limited to these particular financial policies.

     Wasserstein, Perella & Co., Inc. ("WP&Co.") has been retained to advise Tracinda in connection with Tracinda's investment in Chrysler. A summary of the material terms of WP&Co.'s engagement is included below under "Solicitation of Proxies". If under this Proposal (3) the Board of Directors designates one of Chrysler's current investment banking firms to undertake the detailed analysis of Chrysler's financial policies (as opposed to a firm not having a material relationship with Chrysler), Tracinda believes it would be appropriate for that firm to work together with WP&Co. in order to provide for a balanced analysis.

     Tracinda believes that it does not have any interest in the subject matter of this Proposal (3) that differs from the interests of other Chrysler shareholders. In making this Proposal (3), Tracinda is not proposing specific modifications to Chrysler's financial policies; rather, Tracinda is suggesting that such financial policies should be the subject of a serious and independent review by a committee of independent directors.

     Currently, no representative of Tracinda is a member of the Board of Directors. If a representative of Tracinda were to become a member of the Board of Directors and the Board of Directors thereafter establishes a Shareholder Value Committee, the Board of Directors could select that representative as a member of the Shareholder Value Committee.

     (4) A proposal for the adoption of the following resolution in order to amend the By-Laws to prohibit the practice of "greenmail":

          WHEREAS, the Board of Directors of Chrysler Corporation (the "Company") has previously announced its opposition to the practice of "greenmail"; and

          WHEREAS, the shareholders of the Company believe it is in the best interests of the Company and its shareholders that the Board of Directors' position be reflected by an amendment to the By-Laws of the Company prohibiting the payment of "greenmail";

          RESOLVED, that the By-Laws of the Company shall be amended to add the following provisions:

          Anti-Greenmail.  (a)  Except as set forth in subsection (b) hereof, in
          --------------
     addition to any affirmative vote of stockholders required by any provision of law, the Certificate of Incorporation or By-Laws of the Corporation, or any policy adopted by the Board of Directors, neither the Corporation nor any subsidiary shall knowingly effect any direct or indirect purchase or other acquisition of any shares of any class or classes of capital stock issued by the Corporation from any Interested Person (i.e., any person who
                                                           ----
     is the direct or indirect beneficial owner of more than one percent (1%) of the aggregate voting power of the shares of capital stock of the Corporation), without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter, excluding shares of capital stock beneficially owned by such Interested Person, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or any agreement with any national securities exchange, or otherwise.

          (b) The provisions of subsection (a) hereof shall not be applicable with respect to:

              (i) any purchase, acquisition, redemption or exchange of shares of capital stock, the purchase, acquisition, redemption or exchange of which, at the time any such transaction is entered into, is provided for in the Certificate of Incorporation (including any resolution or resolutions of the Board of Directors providing for the issuance of Preferred Stock by the Corporation);

              (ii) any purchase or other acquisition of shares of any class of capital stock made as part of a tender or exchange offer by the Corporation to purchase shares of the same class made on the same terms to all holders of such shares and complying with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any successor provisions to such Act, rules or regulations);

              (iii) any purchase or acquisition of shares of capital stock made pursuant to an open market purchase program which has been approved by the Board of Directors; or

              (iv) any purchase or acquisition of shares of capital stock made from, or any purchase or acquisition of shares of capital stock made pursuant to or on behalf of, an employee benefit plan maintained by the Corporation or any subsidiary or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity.

          (c) The Board of Directors shall have the exclusive right and power to interpret the provisions of this By-Law, including, without limitation, the adoption of written definitions of terms used in this By-Law (any such definitions shall be filed with the Secretary, and such definitions as may prevail shall be made available to any stockholder upon written request); any such interpretation made in good faith shall be binding and conclusive upon all holders of shares of capital stock.

          (d) This By-Law may not be amended without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter.


     Tracinda believes that the practice of "greenmail" can result in unfair treatment of shareholders and corporate disruption that is detrimental to the interests of a company and its shareholders. This By-Law amendment is designed to deter persons from accumulating a significant position in Chrysler's stock with a view to forcing Chrysler to repurchase their stock and to provide assurance to Chrysler shareholders that no 1% or greater shareholder will be able to effect any sale of capital stock to Chrysler or its subsidiaries other than in a transaction open to all shareholders. Under the proposed By-Law, shareholder approval (subject to the exceptions described above in subsection
(b) of the proposed By-Law) would be required for any repurchase of capital stock from a 1% or greater shareholder. Since this Proposal (4) is designed to prevent any significant shareholder from receiving a benefit from Chrysler which is not offered to all shareholders, the proposed By-Law would apply to a transaction with any such significant shareholder, regardless of whether or not the transaction were at a premium to current market prices.

     The purpose of the exception set forth in subsection (b)(i) of the proposed By-Law, is to permit purchases, acquisitions, redemptions and exchanges of capital stock where the shareholders have authorized the same in Chrysler's Certificate of Incorporation or the directors have provided for the same in resolutions designating the preferences and rights of a class or series of Preferred Stock. For instance, the exception would apply to redemptions by the Company of its outstanding Series A Convertible Preferred Stock. The exception set forth in subsection (b)(i), however, is not limited to redemptions of the Series A Convertible Preferred Stock.

     (5) A proposal for the adoption of the following resolution in order to amend the By-Laws to require shareholder approval of issuances of Chrysler's "blank check" Preferred Stock and block placements of Common Stock:

          WHEREAS, the Certificate of Incorporation of Chrysler corporation authorizes the issuance, in one or more series, of "blank check" Preferred Stock, or of Common Stock, without shareholder approval; and

          WHEREAS, such Preferred Stock or Common Stock may be issued on terms which may unfairly impact the rights of existing shareholders;

          RESOLVED, that the By-Laws of the Company shall be amended to add the following provisions:


            Certain Issuances of Capital Stock.  (a)  In addition to any
            ----------------------------------
     affirmative vote of stockholders required by any provision of law, the Certificate of Incorporation or By-Laws of the Corporation, the Corporation shall not (i) issue or sell any shares of any class or series of Preferred Stock or (ii) issue or sell, in one transaction or series of related transactions with the same person or any affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended) of such person, a number of shares of Common Stock, or other securities convertible into or exercisable for Common Stock, representing 10% or more of the then outstanding shares of Common Stock, without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter.

          (b) The provisions of subsection (a) hereof shall not be applicable with respect to:

              (i) any issuance of shares of the Corporation's Junior
            Participating Cumulative Preferred Stock in accordance with the Amended and Restated Rights Agreement dated as of December 14, 1990, as amended, between the Corporation and First Chicago Trust Company of New York; or

              (ii) any issuance or sale of shares of any series of Preferred
            Stock or Common Stock pursuant to a transaction (whether by way of stock dividend, stock split, recapitalization, corporate restructuring, reorganization, merger, exchange offer, rights offering or similar transaction) made on the same terms to all holders of Common Stock and in compliance with the applicable requirements of federal and state laws.

          (c) This By-Law may not be amended without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter.

     Tracinda believes that the ability to place a block of Common Stock or to issue "blank check" Preferred Stock may have the effect of unfairly diluting the economic or voting rights of existing shareholders and may have certain "anti-takeover" effects. Under the rules of the New York Stock Exchange (the "NYSE"), shareholder approval is required for any issuance (other than in a public offering for cash) by Chrysler of Common Stock or other securities convertible into or exercisable for Common Stock if (i) the Common Stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or other securities, or (ii) the Common Stock to be issued is or will be equal to or in excess of 20% of the number of shares of Common Stock outstanding before the issuance of the stock. Tracinda believes that the above-described rules of the NYSE do not provide adequate protection to Chrysler's shareholders against the effects described above. Moreover, based on current market prices, Chrysler could place in excess of $3.5 billion of Common Stock with a single purchaser without shareholder approval. Under the proposed By-Law, shareholder approval (subject to the exceptions described above in subsection (b) of the proposed By-Law) would be required (i) for any issuance of Common Stock, or other securities convertible into or exercisable for Common Stock, representing 10% or more of the then outstanding shares of Common Stock, or (ii) for any issuance of "blank check" Preferred Stock.


     (6) A proposal for the adoption of the following resolution in order to amend the By-Laws to require shareholder approval of certain poison pill rights plans:

          WHEREAS, Chrysler Corporation (the "Company") is a party to the Amended and Restated Rights Agreement dated as of December 14, 1990, as amended (the "Existing Rights Agreement"), between the Company and First Chicago Trust Company of New York; and

          WHEREAS, the Company hereafter may become a party to another agreement or instrument similar to the Existing Rights Agreement (all such other agreements and instruments hereinafter called "Future Rights Agreements"); and

          WHEREAS, certain provisions of the Existing Rights Agreement or any Future Rights Agreements may be unduly restrictive and adversely impact the market for the Company's Common Stock;

          RESOLVED, that the By-Laws of the Company shall be amended to add the following provisions:

            Rights Plans (a) In addition to any affirmative vote of stockholders
            ------------
     required by any provision of law, the Certificate of Incorporation or By-Laws of the Corporation, the Corporation shall not maintain any Rights Agreement (as hereinafter defined) that triggers dilution of the stock ownership interest of any beneficial owner of Common Stock by reason of the beneficial ownership by such stockholder of less than 20% of the outstanding shares of Common Stock, without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter (the "Requisite Stockholder Vote"). The term "Rights Agreement" means (i) the Amended and Restated Rights Agreement dated as of December 14, 1990, as amended, between the Corporation and First Chicago Trust Company of New York (the "Existing Rights Agreement"), or (ii) any similar agreement or instrument entered into by the Corporation.


            (b) Within 60 days of the effective date of this By-Law, the Corporation shall either amend the Existing Rights Agreement so as to bring the Existing Rights Agreement into compliance with this By-Law, or redeem all the Preferred Share Purchase Rights issued under the Existing Rights Agreement.

            (c) This By-Law may not be amended without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter.

     Under Chrysler's original rights agreement, adopted on February 4, 1988, the threshold of beneficial ownership at which the Preferred Share Purchase Rights (the

 "Rights") "flip-in" (i.e., become exercisable to buy Common Stock at
                      ----
a reduced price) was 30%. On September 7, 1989, Chrysler amended its original rights agreement to reduce such 30% trigger to 20% and to add an additional flip-in event trigger of at least 10% for a person declared to be an "Adverse Person" (as defined in the amendment) by the Board of Directors (with the concurrence of a majority of the outside directors). On December 14, 1990, after Tracinda purchased 23 million shares of Common Stock, which then represented approximately 9.8% of the outstanding Common Stock, Chrysler reduced the basic "flip-in" trigger to 10% and eliminated the "Adverse Person" provisions. Following a request by Tracinda in November 1994 that Chrysler redeem all the Rights issued under the Existing Rights Agreement, on December 1, 1994, Chrysler increased the trigger under the Existing Rights Agreement from 10% to 15%.

     Tracinda believes that the present 15% ownership limitation in the Existing Rights Agreement may adversely affect the market for the Common Stock by limiting the ability of certain persons, including Tracinda, to act as purchasers of Common Stock, and thereby lessening potential demand for the Common Stock. Tracinda further believes that raising the trigger under the Existing Rights Agreement to 20% would lessen such adverse impact on Chrysler and may increase liquidity for potential sellers of Common Stock. As noted above, Chrysler's basic flip-in trigger, at the time of Tracinda's original investment in Chrysler, was 20%. Moreover, of those Fortune 100 companies that have poison pills, approximately 70% have a trigger of 20%; only approximately 19% of those companies have a trigger of 15%. Accordingly, Tracinda has concluded that the 20% threshold for the "flip-in" trigger in this Proposal (6) would be more appropriate than the 15% trigger in the Existing Rights
Agreement.

     Adoption of the proposed By-Law would shift from the Board of Directors to the shareholders the power to determine whether restricting ownership at a level below 20% is in the interests of Chrysler and its shareholders. Under the proposed By-Law, (i) Chrysler would have to obtain shareholder approval for the 15% trigger in the Existing Rights Agreement or would have to either increase the trigger to 20% or redeem the Rights, and (ii) Chrysler could not adopt a Future Rights Agreement with a trigger of less than 20% without shareholder approval.


     Depending on market conditions, if the "flip-in" trigger of the Existing Rights Agreement were raised to 20%, Tracinda would consider increasing its investment in Chrysler to above 15% of the outstanding Common Stock.

                            ________________________

     A vote of the shareholders approving the adoption of the non-binding resolutions in Proposal (2) or Proposal (3) above would not be legally binding on the Company or the Board of Directors. However, the approval of these proposals would serve to communicate to the Company and the Board of Directors that the shareholders support their adoption.

IMPORTANT:  TRACINDA IS NOT CURRENTLY ASKING YOU FOR A PROXY WITH RESPECT TO THE
---------
FOREGOING PROPOSALS AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     Following the conclusion of Chrysler's review of its corporate governance policies and Board membership, Tracinda will make a determination as to whether to submit one or more of the foregoing proposals for approval by shareholders of Chrysler at the Annual Meeting. Tracinda also reserves the right to make one or more additional proposals, including proposals for the election of additional nominees of Tracinda as directors of Chrysler.

                               VOTING PROCEDURES

     The shares of Common Stock are the only class of capital stock of Chrysler entitled to vote on any of the proposals set forth under "The Proposals" above. Every holder of Common Stock is entitled to one vote for each share of Common Stock held. In accordance with the By-Laws, at the Annual Meeting, the holders of a majority of all the shares of Common Stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum of the shareholders for all purposes, unless the representation of a larger number shall be required by law, Chrysler's Certificate of Incorporation or the By-Laws for the purpose of a quorum, and in that case the representation of the number so required shall constitute a quorum. In accordance with the By-Laws, the election of directors and all other matters before the Annual Meeting will be decided by a plurality vote, except as otherwise provided by law, Chrysler's Certificate of Incorporation or the By-Laws. If Tracinda determines to submit any of the proposals set forth under "The Proposals" above for approval by shareholders of Chrysler at the Annual Meeting, such proposal will be decided by plurality vote. Abstentions and broker non-votes are not votes cast and therefore will not be counted in determining voting results, although abstentions and broker non-votes will be counted in the determination of a quorum. Inspectors of election that are appointed by the Board of Directors or, if no such appointment is made, by the presiding officer at the Annual Meeting, will tabulate the votes cast.

     Under Article I, Section 9 and Article I, Section 10 of the By-Laws, a shareholder's notice of business to be brought at an annual meeting or of nominations for director must be delivered to or mailed and received at the principal executive offices of Chrysler not less than 60 days nor more than 90 days prior to the annual meeting; provided, however, that if less than 70 days'
                                  --------  -------
notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or such public disclosure was made.

     As of the date of this Proxy Statement, Chrysler has not announced the date, time or place of the Annual Meeting or fixed the date for the determination of shareholders of record entitled to vote at the Annual Meeting. If Tracinda determines to submit one or more proposals for approval by Chrysler shareholders at the Annual Meeting, including one or more of the proposals described above under "The Proposals", it will comply with the advance notice requirements described above.

                       INFORMATION ABOUT PROPOSED NOMINEE

     Jerome B. York (age 57) has served in a number of executive positions at Chrysler, including Executive Vice President-Finance and Chief Financial Officer from 1990 to 1993. He also served as a director of Chrysler from 1992 to 1993. In 1993, he joined International Business Machines Corporation, an integrated provider of information technology, as Senior Vice President and Chief Financial Officer, and he served as a director of IBM from January 1995 to August 1995.
He has served as Vice Chairman of Tracinda since September 1, 1995. Mr. York's business address is 4835 Koval Lane, Las Vegas, NV 89109. Mr. York also is a director of MGM Grand, Inc. (an affiliate of Tracinda).

     The preceding information concerning the age, principal occupation and business experience during the last five years has been furnished to Tracinda by Mr. York. Mr. York has expressed his willingness to serve on the Board of Directors. Tracinda has agreed to bear all costs and expenses of Mr. York in connection with his candidacy and his participation in this solicitation. Tracinda anticipates that, if elected, Mr. York will receive the usual and customary compensation from Chrysler for his services as director.

     According to Chrysler's 1995 Notice of Annual Meeting and Proxy Statement, the fees being paid to directors who are not officers of Chrysler or its subsidiaries are as follows: annual fee for serving as a director, $21,000; fee for each Board meeting attended, $500; fee for each other day of service, $2,000; annual fee for serving on a Board committee (Management Resources and Compensation Committees considered as one), $4,000; additional annual fee for serving as chairperson of a committee, $2,000; and fee for attending one or more committee meetings held on the same day, $500.


     According to Chrysler's 1995 Notice of Annual Meeting and Proxy Statement, under the Chrysler Corporation 1991 Stock Compensation Plan approved by the shareholders, nonemployee directors receive options with related stock appreciation rights ("SARs") for 1,500 shares of Common Stock as of the date of their election or reelection as a director at any annual or special meeting of shareholders. The Company also provides business travel accident insurance coverage in the amount of $250,000 to each nonemployee director. In addition, the Company provides an annual retirement benefit payable for life to nonemployee directors with five or more years of service equal to one hundred percent of the annual retainer for directors in effect at the time of the individual's retirement from the Board of Directors. A director retiring from the Board of Directors with less than five years service receives an annual retirement benefit in the same amount, but only for a period equal to the time served as a director.

     According to Chrysler's 1995 Notice of Annual Meeting and Proxy Statement, under the Chrysler Salaried Employees' Supplemental Savings Plan, nonemployee directors may elect in advance to defer all or a portion of the above fees and proceeds in connection with the exercise of options or SARs, whether payable in the form of cash or Common Stock. Such directors may self-direct assets in their deferral accounts among a variety of investments. Directors may elect to receive payment of their deferred compensation in a lump sum or in annual installments not to exceed ten years.

              OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

     Tracinda anticipates that at the Annual Meeting shareholders will be asked
(1) to elect a slate of directors who will serve until the 1997 Annual Meeting of Stockholders, (2) to ratify the selection of Chrysler's independent public accountants to audit the books, records and accounts of Chrysler for the year 1996, and (3) to act upon other shareholder proposals, if such proposals are presented at the meeting. Tracinda is not making any recommendation on these matters at this time and is not soliciting your proxy on these matters at this time.

                            SOLICITATION OF PROXIES

     If Tracinda determines to solicit proxies for use at the Annual Meeting, such proxies may be solicited by mail, advertisement, telephone or facsimile and in person. Solicitations may be made by officers and other employees of Tracinda, none of whom will receive additional compensation for such solicitation. Tracinda may request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of Common Stock they hold of record. If Tracinda determines to solicit proxies for use at the Annual Meeting, Tracinda will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

     Tracinda has retained D.F. King & Co., Inc. ("D.F. King") for solicitation
and advisory services.  Tracinda has agreed to pay D.F. King a fee of $[     ]
and to reimburse D.F. King for its reasonable out-of-pocket expenses. Tracinda has also agreed to indemnify D.F. King against certain liabilities and expenses. If Tracinda determines to solicit proxies for use at the Annual Meeting, D.F. King will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. D.F. King has informed Tracinda that it anticipates that it would employ up to approximately 350 persons to solicit proxies for use at the Annual Meeting.

     The following describes the arrangements entered into between Tracinda and WP&Co. under the terms of an engagement letter, dated May 28, 1995; revisions to these arrangements between Tracinda and WP&Co. currently are being discussed. Tracinda has engaged WP&Co. to act as its financial adviser. Under the terms of its engagement letter, Tracinda has paid WP&Co. an initial fee of $7.5 million and also has agreed to pay WP&Co.: (i) an additional fee of $7.5 million if, during the period of WP&Co.'s engagement and the 18 months following the termination thereof, (a) Chrysler implements a transaction the stated purpose of which is to repurchase or exchange not less than $5 billion of Chrysler's then outstanding Common Stock within no more than 12 months of such announcement by Chrysler of such transaction (but excluding the $1 billion share repurchase program announced by Chrysler on December 1, 1994), or (b) Chrysler declares a dividend of not less than $5.00 per share of Common Stock payable on an annualized basis for no less than eight consecutive quarters; (ii) an additional fee of $12.5 million (against which any fees paid under clause (i) above shall be credited) upon the consummation of certain transactions at any time during the period of WP&Co.'s engagement and the 18 months following the termination thereof, including (a) a purchase by Tracinda or any of its affiliates of a majority of the then outstanding voting securities of Chrysler on a fully diluted basis, (b) a merger or consolidation involving Tracinda or any of its affiliates and Chrysler, (c) an asset transfer by Chrysler of all or a substantial portion of its assets to Tracinda or any of its affiliates, or (d) the election of, or the acquisition of the right to elect, such number of nominees, representatives or any affiliates to the Board of Directors representing in the aggregate at least a majority of the directors of Chrysler, without the vote of any other shareholder, whether or not such an election occurs; (iii) a fee of $5 million (which fee shall be credited against the fees paid or payable under clauses (i) and (ii) above) in the event Tracinda or any of its affiliates should sell more than 50% of the shares of Common

Stock now owned or subsequently acquired at any time during the period of WP&Co.'s engagement and the 12 months following the termination thereof; (iv) customary fees (a) if WP&Co. acts as lead or co-lead managing underwriter or managing placement agent or renders any other service with respect to obtaining private or public financing for Tracinda in connection with any transaction covered by clause (ii) above, and (b) if WP&Co. performs any other service for which compensation has not previously been provided; and (v) a fee of $5 million (credited against the fees paid or payable under clause (iii) above) if a definitive agreement with respect to any of the transactions described in clause
(ii) above has been executed and then subsequently abandoned by Tracinda for reasons reasonably deemed to be within its control. Tracinda also has given WP&Co. the right to act as exclusive financial adviser, if a financial adviser is used by Tracinda, with respect to any sales of subsidiaries, divisions or assets of Chrysler initiated in connection with or within 36 months following an event listed in clause (ii) above, for which services WP&Co. would receive customary fees.

     Tracinda also has agreed to reimburse WP&Co. for all reasonable out-of-pocket expenses, including reasonable fees and expenses of its counsel and any other consultants or advisers retained by WP&Co. in connection with the performance of its engagement and to indemnify WP&Co. and certain related persons against certain liabilities and expenses. If Tracinda determines to solicit proxies for use at the Annual Meeting, WP&Co. has informed Tracinda that approximately 20 employees of WP&Co. may communicate in person, by telephone or otherwise with institutions, brokers or other persons who are shareholders of Chrysler for the purpose of assisting in the solicitation of proxies for the Annual Meeting.

     Tracinda has engaged Whitworth and Associates ("Whitworth") to act as an adviser with respect to Tracinda's investment in Chrysler. Under the terms of such engagement, Tracinda has paid Whitworth a base fee of $1.5 million and has also agreed to pay Whitworth: (i) an additional single fee of $3.5 million, in the event that prior to the termination of Whitworth's engagement (a) Chrysler enters into a "Value Enhancing Transaction" as defined below; (b) Tracinda and/or any partnership, affiliate or joint venture to which Tracinda is a party (singly or collectively, "Acquiror") is successful in obtaining minority representation on the Board of Directors; or (c) Acquiror enters into an agreement with Chrysler pursuant to which (1) Chrysler effects a Value Enhancing Transaction, (2) Tracinda obtains minority representation on the Board of Directors, or (3) Acquiror ceases in whole or in part its efforts to influence Chrysler; and (ii) an additional single fee of $6 million, less any amount paid pursuant to clause (i) above, in the event that prior to the termination of Whitworth's engagement Acquiror is successful in (a) effecting an acquisition, directly or indirectly, of a majority of the Common Stock or of a material portion of the assets of Chrysler and its subsidiaries taken as a whole by way of tender offer, merger, negotiated business combination or otherwise, or
(b) replacing a majority of the Board of Directors with nominees of Acquiror's choosing, in one transaction or a series of transactions. A "Value Enhancing Transaction" shall mean with respect to Chrysler (A) any increase or increases in Chrysler's annual dividend (whether paid in cash, securities (other than Common Stock) or assets) of more than 20% in the aggregate from the amount of Chrysler's regular dividend as of the date of Whitworth's engagement (i.e.,
                                                                      ----
$2.00 per share per year), (B) the consummation of stock repurchases by Chrysler exceeding $1 billion in the aggregate (but not including any repurchases pursuant to the stock repurchase programs of $2 billion in the aggregate previously announced by Chrysler for 1995 and 1996), or (C) any spin-off of material assets or securities by Chrysler to shareholders, any recapitalization, reorganization, capital restructuring or partial or complete liquidation of Chrysler, any sale, merger or combination of Chrysler or any significant subsidiary to or with any party not affiliated with Tracinda, or any similar transaction.


     In addition, if within 18 months after termination of Whitworth's engagement an event occurs which would have entitled Whitworth to a fee pursuant to clause (i) or (ii) of the preceding paragraph, Whitworth will be entitled to compensation to the same extent as if Whitworth's services had not been terminated (unless Whitworth's engagement is terminated by reason of (x) a breach of Whitworth's obligations under its engagement or violation of law by Whitworth arising out of or relating to the services contemplated by its engagement, as determined by a final judgment of a court of competent jurisdiction, or (y) any action taken by Whitworth which Tracinda specifically instructed Whitworth in writing not to take). Whitworth's engagement is scheduled to terminate on the day following the Annual Meeting, unless renewed by Tracinda, in which case an additional base fee of $1.5 million will then be due and payable by Tracinda to Whitworth and the engagement will continue until the day following the 1997 Annual Meeting of Stockholders of Chrysler. If Tracinda renews the engagement and prior to the renewal a fee was triggered under clause (i) and/or (ii) of the preceding paragraph, then Whitworth is entitled to an additional fee of $3.5 million or $6 million in accordance with the terms of such clause (i) and/or (ii), as the case may be, if an additional event specified in such clause (i) and/or (ii) occurs during the renewal term or within 18 months following termination of the engagement (other than a termination under clause (x) or (y) above).

     Tracinda also has agreed to reimburse Whitworth for its reasonable out-of-pocket expenses and to indemnify Whitworth and certain related persons against certain liabilities and expenses. If Tracinda determines to solicit proxies for use at the Annual Meeting, Tracinda anticipates that Mr. Ralph Whitworth, the principal of Whitworth, may communicate in person, by telephone or otherwise with institutions, brokers or other persons who are shareholders of Chrysler for the purpose of assisting in the solicitation of proxies for the Annual Meeting.

     Whitworth has advised Tracinda that Whitworth has retained, at its own expense, Batchelder & Partners, Inc. to act as a consultant in connection with Whitworth's engagement. Under the terms of Whitworth's engagement, the retention by Whitworth of any consultant must be approved by Tracinda, and this retention has been approved.

     The entire expense of any solicitation by Tracinda of proxies for the Annual Meeting would be borne by Tracinda. At present, Tracinda does not intend to seek reimbursement for such expenses from Chrysler. Tracinda estimates that, if it determines to solicit proxies for use at the Annual Meeting, the costs incidental to such solicitation, including expenditures for advertising, printing, postage, legal and related expenses, would be in the range of $15-25 million. Total costs incurred to date in furtherance of or in connection with the possible solicitation of proxies by Tracinda are approximately $2 million.

                       CERTAIN INFORMATION ABOUT CHRYSLER

     Chrysler is a Delaware corporation with its principal executive offices located at 12000 Chrysler Drive, Highland Park, Michigan 48288-0001. The telephone number of Chrysler is (313) 956-5741.

     Chrysler is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the SEC. Reports, proxy statements and other information filed by Chrysler may be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Room 1024, and at the following Regional Offices of the SEC: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Requests should be directed to the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549; copies can be obtained at prescribed rates. Such material may also be inspected at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Schedule III sets forth certain information, as made available in public documents, regarding shares of Common Stock held by Chrysler management and persons who own more than five percent of the Common Stock.

                      1996 AND 1997 SHAREHOLDER PROPOSALS

     Chrysler's 1995 Notice of Annual Meeting and Proxy Statement indicates that any shareholder proposal to be considered for inclusion in the proxy soliciting material distributed by Chrysler prior to the 1996 Annual Meeting of Stockholders of Chrysler must have been received by Chrysler not later than December 3, 1995, and should have been addressed to Mr. William J. O'Brien, Vice President, General Counsel and Secretary of Chrysler, at the address given above.

     A shareholder proposal to be presented at, and to be considered for inclusion in the proxy soliciting material distributed by Chrysler prior to, the 1997 Annual Meeting of Stockholders of Chrysler must be received at Chrysler's principal executive offices not less than 120 calendar days in advance of the date of Chrysler's proxy statement released to shareholders in connection with the 1996 Annual Meeting of Stockholders of Chrysler.

                           INFORMATION ABOUT TRACINDA

     Tracinda is a Nevada corporation and an investment company wholly owned by Mr. Kerkorian with its executive offices at 4835 Koval Lane, Las Vegas, NV 89109. Schedule I sets forth certain information about the director and the executive officers of Tracinda, as well as information about certain employees and other representatives of Tracinda who also may assist in any solicitation of proxies. Schedule II sets forth certain information relating to (i) securities owned by Tracinda, its director, executive officers and employees, and by other participants, and (ii) transactions between any of them and Chrysler.

                                 OTHER MATTERS

     Chrysler owns two Michigan domiciled insurance companies, Chrysler Insurance Company and Chrysler Life Insurance Company. The Michigan Insurance Code provides that a person shall not enter into an agreement to merge with or otherwise to acquire control of a Michigan domestic insurer or any person controlling a Michigan domestic insurer unless, at the time an offer, request or invitation is made or an agreement is entered into, or prior to the acquisition of the securities if no offer or agreement is involved, the offer, request, invitation, agreement, or acquisition has been approved by the Michigan Commissioner of Insurance. Under the Michigan Insurance Code, it is presumed that any person owning 10% or more of an insurance holding company controls that company. The Michigan Commissioner of Insurance has entered orders entitled In
                                                                             --
the matter of a disclaimer by Tracinda Corporation with respect to its
----------------------------------------------------------------------
acquisition of an additional 14 million shares of the common stock of Chrysler
-------------------------------------------------------------------------
Corporation, Order No. 95-
--------------------------

368-M (collectively, the "Orders"), approving Tracinda's petition for disclaimer
-----

of affiliation with Chrysler and the two Michigan insurance companies. The Orders provide that the scope of the commissioner's approval applies to Tracinda's ownership of up to 14.99% of the outstanding Common Stock, as well as to all shares of Common Stock held by Mr. Kerkorian either individually or collectively with Tracinda. The Orders were subject to certain conditions, among them that Tracinda would not take any of the following actions with respect to Chrysler's insurance companies without first obtaining the consent of the commissioner: (i) change management personnel or otherwise be involved with either of the insurance companies; (ii) seek any extraordinary dividends or distributions; or (iii) pledge the assets or stock. The approval of Tracinda's disclaimer of affiliation under the Orders does not apply to any other future activity Tracinda may choose to pursue with respect to Chrysler, including the purchase of additional Common Stock or the undertaking of a proxy or consent solicitation in which Tracinda would name a slate of candidates for the Board of Directors.


     Tracinda believes that the Michigan Insurance Code is not applicable to this Proxy Statement because Tracinda is not, at this time, soliciting proxies for use at the Annual Meeting. As noted above, the approval of Tracinda's disclaimer of affiliation under the Orders does not apply to the undertaking of a proxy or consent solicitation in which Tracinda would name a slate of candidates for the Board of Directors. The Michigan Commissioner of Insurance could take the position that, under the Michigan Insurance Code, the prior approval of the commissioner is required for the adoption of one or more of the proposals described above. While Tracinda believes that no such approval is required for the adoption of the proposals set forth in this Proxy Statement, if Tracinda determines to solicit proxies or consents, before commencing a proxy or consent solicitation, Tracinda will undertake such additional steps as it deems necessary to ascertain the applicability of the Michigan Insurance Code to that solicitation and/or to comply with, modify or amend the Orders.



                              TRACINDA CORPORATION

December [   ], 1995

                             ______________________



     Questions, or requests for additional copies of materials, should be directed to:


                             D.F. KING & CO., INC.
                                77 WATER STREET
                              NEW YORK, NY 10005

                                CALL TOLL-FREE:
                                1-800-290-6424

                                   SCHEDULE I
                    INFORMATION CONCERNING THE PARTICIPANTS


          The following tables set forth the name and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of each of the persons who may be deemed to be participants on behalf of Tracinda, including the director and the executive officers of Tracinda, as well as certain employees and other representatives of Tracinda who also may solicit proxies from shareholders of the Company. The principal business address of the director and each such executive officer and employee of Tracinda is 4835 Koval Lane, Las Vegas, NV 89109.


                         DIRECTOR, EXECUTIVE OFFICERS,
                           AND EMPLOYEES OF TRACINDA


                              Present Office or Other Principal
Name                          Occupation or Employment with Tracinda
----                          --------------------------------------

Kirk Kerkorian               Director, Chief Executive Officer,
                             Chairman and President

Jerome B. York               Vice Chairman

Anthony L. Mandekic          Secretary and Treasurer

James D. Aljian              Executive

Richard E. Sobelle           Executive

Daniel J. Taylor             Executive

                              OTHER PARTICIPANTS


                                           Present Office or Other Principal
Name and Principal Business Address        Occupation or Employment
-----------------------------------        ---------------------------------

Alfred Boyer                               Private investor and sole partner of Boyer
9665 Wilshire Blvd., Suite 200             Capital Management, an investment firm
Beverly Hills, CA  90212


Lee Iacocca                                Private investor and consultant to Tracinda;
1440 South Sepulveda Boulevard             former President, Chairman of the Board and Chief
Los Angeles, CA  90025                     Executive Officer of Chrysler



Alex Yemenidjian                           President and Chief Operating Officer of MGM
3799 Las Vegas Boulevard South             Grand, Inc., which is engaged in the hotel and
Las Vegas, NV  89109                       gaming business

                                  SCHEDULE II

            SHARES OF COMMON STOCK OWNED BY TRACINDA, ITS DIRECTOR,
               OFFICERS AND EMPLOYEES, AND BY OTHER PARTICIPANTS

     The following persons beneficially own the shares of Common Stock indicated below:


                                                         Percentage of
Name                    Number of Shares              Outstanding Shares/(1)/
----                    ----------------              ------------------


Tracinda Corporation        50,000,000  /(2)/         13.1%

Kirk Kerkorian              51,900,000  /(2) (3)/     13.6%

James D. Aljian                  5,000                less than 0.1%

Daniel J. Taylor                 1,000  /(4)/         less than 0.1%

Alfred Boyer                     5,000  /(2) (5)/     less than 0.1%

Lee A. Iacocca               2,053,826  /(2) (6)/     0.5%

----------


(1) Based upon 382,560,840 shares of Common Stock outstanding, as listed in Chrysler's Form 10-Q for the quarter ended September 30, 1995 filed with the SEC.
(2) Included in the Schedule 13D previously filed by Kirk Kerkorian, Tracinda, Lee Iacocca and Alfred Boyer with the SEC.
(3)  Includes the 50,000,000 shares of Common Stock owned by Tracinda.
(4)  All 1,000 shares were purchased at $49.00 per share on December 29, 1994.
(5) Represents 5,000 Long Term Equity Anticipation options at an exercise price of $40 per share. The options expire January 20, 1996.
(6) Includes 388,986 shares of Common Stock held in a revocable grantor trust, options to purchase 1,549,090 shares of Common Stock, and 115,750 shares of Common Stock held by the Iacocca Foundation, a registered charitable foundation, over which Mr. Iacocca may be deemed to share dispositive and voting power through a board membership position. The Iacocca Foundation is located at 17 Arlington Street, Boston, MA 02116.

                   TRANSACTIONS IN THE SECURITIES OF CHRYSLER
                   WITHIN THE PAST TWO YEARS BY PARTICIPANTS


TRACINDA
--------

Number of Shares Purchased (Sold)    Price per Share        Date
---------------------------------    ---------------        ----
          279,500                     $46.05           December 19, 1994
           21,000                     $45.925          December 20, 1994
          738,800                     $46.05           December 20, 1994
           20,000                     $46.175          December 20, 1994
           22,200                     $45.925          December 21, 1994
          134,800                     $46.05           December 21, 1994
           41,000                     $46.30           December 21, 1994
          135,700                     $46.425          December 21, 1994
           42,800                     $46.55           December 21, 1994
           55,600                     $46.80           December 21, 1994
            7,800                     $47.30           December 22, 1994
           30,600                     $47.425          December 22, 1994
            5,500                     $47.55           December 22, 1994
          249,600                     $47.925          December 22, 1994
          344,400                     $48.05           December 22, 1994
           25,000                     $48.55           December 23, 1994
           28,000                     $48.675          December 23, 1994
           11,000                     $48.80           December 23, 1994
           69,100                     $48.925          December 23, 1994
          152,700                     $49.05           December 23, 1994
            5,500                     $49.05           December 27, 1994
          107,100                     $49.175          December 27, 1994
          150,500                     $48.925          December 28, 1994
          821,800                     $49.05           December 28, 1994
            5,000                     $48.55           December 29, 1994
           39,000                     $48.80           December 29, 1994
           80,000                     $48.925          December 29, 1994
           72,600                     $49.05           December 29, 1994
           50,000                     $49.175          December 29, 1994
           42,000                     $49.30           December 29, 1994
           85,400                     $49.675          December 29, 1994
           10,500                     $49.675          December 30, 1994
          115,500                     $50.05           December 30, 1994
       14,000,000                     $50.00              August 6, 1995

     These shares of Common Stock owned by Tracinda were purchased, in part, by funds borrowed under, and are pledged to Bank of America National Trust and Savings Association pursuant to, a Credit Agreement dated as of June, 1991, as amended (the "Tracinda Credit Agreement"). As of December [ ], 1995, the total amount of outstanding indebtedness under the Tracinda Credit Agreement was
approximately $[             ].

     On November 20, 1995, Tracinda decided to donate (the "Donation") 10 million shares of Common Stock (the "Donation Shares") to the Lincy Foundation, a California non-profit public benefit corporation (the "Lincy Foundation").
The Lincy Foundation is a charitable foundation formed in 1989 by Tracinda and is funded by Tracinda. Pursuant to the terms of the Donation, Tracinda will deliver to the Lincy Foundation 25% of the Donation Shares on November 20, 1997, 25% on November 20, 1998, and 50% on November 20, 1999 (each such date herein called a "Donation Date"). The Donation is subject to the satisfaction of certain conditions, including any required consent of any lender that is a party to a credit agreement with Tracinda. Currently, the consent of the lender under the Tracinda Credit Agreement would be required because the Donation Shares constitute a portion of the collateral pledged to the lender pursuant to the Tracinda Credit Agreement. The Lincy Foundation will not assume any of Tracinda's obligations under the Tracinda Credit Agreement. Until each Donation Date, Tracinda will retain sole voting power and sole dispositive power in respect of the Donation Shares required to be delivered on such Donation Date. If, prior to a Donation Date, Tracinda has disposed of all or a portion of the Donation Shares that are required to be delivered on such Donation Date, then Tracinda shall deliver, in lieu of such Donation Shares, the proceeds received by Tracinda from the disposition thereof (net of income taxes and other expenses incurred or payable by Tracinda in connection therewith). Kirk Kerkorian is a member of the board of directors of the Lincy Foundation. The other members of the board of directors of the Lincy Foundation are James D. Aljian, Walter Sharp, Anthony L. Mandekic and Alex Yemenidjian. Messrs. Aljian, Mandekic and Yemenidjian also comprise all the executive officers of the Lincy Foundation. Each of Messrs. Aljian, Sharp, Mandekic and Yemenidjian also is a director, executive officer or executive of Tracinda or MGM Grand, Inc. (an affiliate of Tracinda) or both.


MR. KERKORIAN
-------------

Number of Shares Purchased (Sold)    Price per Share       Date
---------------------------------    ---------------       ----
           58,000                       $51           August 11, 1995
          142,000                       $50.875       August 11, 1995
           50,000                       $50.875       August 18, 1995
           32,500                       $50.75        August 18, 1995
           50,000                       $50.75        August 21, 1995
           50,000                       $50.625       August 21, 1995
           50,000                       $50.5         August 21, 1995
           50,000                       $50.375       August 21, 1995
           20,000                       $50           August 22, 1995
           60,000                       $50.125       August 22, 1995
          102,500                       $50.25        August 22, 1995
           26,000                       $50.375       August 22, 1995
           50,000                       $50.5         August 22, 1995
            2,000                       $50.625       August 23, 1995
           98,000                       $50.75        August 23, 1995
           15,700                       $50.875       August 23, 1995
          129,000                       $51           August 23, 1995
           57,000                       $51.125       August 23, 1995
          450,000                       $51.25        August 23, 1995
           73,500                       $51.25        August 24, 1995
           14,000                       $51.375       August 24, 1995
           70,500                       $51.5         August 24, 1995
           28,000                       $51.625       August 24, 1995
          135,600                       $51.75        August 24, 1995
           55,700                       $51.875       August 24, 1995
           30,000                       $52           August 25, 1995


     These shares of Common Stock owned by Mr. Kerkorian were purchased, in part, by funds borrowed under, and are subject to a pledge in favor of Swiss Bank Corporation pursuant to, a Credit Agreement dated as of August 4, 1995, between Mr. Kerkorian and Swiss Bank Corporation, New York Branch. As of December [ ], 1995, the total amount of outstanding indebtedness under this
Credit Agreement was approximately $ [              ].


MR. YORK
--------

Number of Shares Purchased (Sold)    Price per Share          Date
---------------------------------    ---------------          ----
      (65) /(1)/                         --             December 7, 1993
     (100) /(1)/                         --            December 23, 1993
     (100) /(1)/                         --            December 30, 1993
   (7,000)                              $54.75           January 4, 1994
   (2,400)                              $56.00           January 6, 1994
   (3,206)                              $56.25           January 6, 1994
     (403) /(2)/                        $49.00             July 18, 1995

---------

(1)  Indicates shares donated by Mr. York as a charitable contribution.
(2)  Indicates shares which were sold by Mr. York's Individual Retirement
     Account.


     In September 1995, Tracinda entered into a Value Sharing Agreement with Mr. York, pursuant to which Tracinda has agreed to share certain incremental value with respect to 32,000,000 of the shares of Common Stock held by Tracinda. Mr. York will receive in September 2000 (or earlier at Mr. York's election, subject to certain limits) 6% of the amount by which the market value of a share of Common Stock exceeds $47.00 but does not exceed $65.00 and 3% of the amount by which the market value of a share of Common Stock exceeds $65.00 (or, in the case of the sale of shares of Common Stock for cash prior to that time, of the amount by which the cash proceeds of the sale exceed $47.00 per share, subject to adjustment under certain circumstances).


MR. IACOCCA
-----------

Number of Shares Purchased (Sold)    Price per Share        Date
---------------------------------    ---------------        ----
     29,783  /(1)/                         --          December 2, 1993
    (50,000) /(2)/                        $60.228      January 21, 1994
    (38,087) /(3)/                         --              July 6, 1994
     15,560  /(1)/                         --          December 1, 1994
   (123,750) /(4)/                         --         December 28, 1994
    (58,000) /(2)/                        $50.00        August 10, 1995

---------

(1) Indicates shares (net of shares withheld for payment of taxes) which were granted to Mr. Iacocca by Chrysler as incentive compensation.

                  (footnotes continued on the following page)

(2)  Indicates shares which were sold by the Iacocca Foundation.
(3) Indicates shares donated by Mr. Iacocca directly to a charitable trust which pays 8% of its value to the Iacocca Foundation annually for 20 years.
(4)  Indicates shares donated by Mr. Iacocca directly to the Iacocca Foundation.


     In June 1995, Tracinda entered into a Value Sharing Agreement with Mr. Iacocca (the "Iacocca Value Sharing Agreement"), pursuant to which Tracinda has agreed to share certain incremental value with respect to 32,000,000 of the shares of Common Stock held by Tracinda. Mr. Iacocca will receive 4% of the amount by which the market value of a share of Common Stock exceeds $47.00 per share in June 1999 (or, in the case of the sale of shares of Common Stock for cash prior to that time, of the amount by which the cash proceeds of the sale exceed $47.00 per share, subject to adjustment under certain circumstances).
The amount payable to Mr. Iacocca under the Iacocca Value Sharing Agreement also may be limited by the terms of the November 1995 Agreement (as defined below).


     During his tenure with Chrysler, Mr. Iacocca received equity-based incentive compensation, comprised largely of options to purchase Common Stock. These stock options were granted over the years under stock option plans maintained by Chrysler, pursuant to stock option agreements (the "Stock Option Agreements") between Mr. Iacocca and Chrysler. During the period of Mr. Iacocca's service to Chrysler, he earned compensation in the form of options to purchase over 2.5 million shares of Common Stock. Of these stock options, (i) Mr. Iacocca owns options to purchase 1,436,590 shares of Common Stock as of November 21, 1995, all of which are fully vested and currently exercisable, and
(ii) Mr. Iacocca previously has attempted to exercise options to purchase 112,500 shares of Common Stock, the exercisability of which is the subject of a dispute between Mr. Iacocca and Chrysler, as discussed below (such options, together with the options referred to in clause (i) above, are herein called the "Iacocca Options"). The Iacocca Options are exercisable at prices ranging from $11.75 to $44.07 per share.


     In addition to stock options, under certain of the Stock Option Agreements, Mr. Iacocca also was granted related Limited Stock Appreciation Rights ("Limited Stock Appreciation Rights"). As of November 21, 1995, Mr. Iacocca holds Limited Stock Appreciation Rights with respect to 286,590 shares of Common Stock. Limited Stock Appreciation Rights are exercisable only during the 60-day period following a "change of control" (as defined in Chrysler's stock option plans) of Chrysler. Upon the occurrence of a change of control of Chrysler, Mr. Iacocca may elect to exercise all or some of his Limited Stock Appreciation Rights, and to receive in cash, with respect to each share of Common Stock underlying such Limited Stock Appreciation Rights, the amount equal to the excess, if any, of
(i) the higher of (x) the market value of a share of Common Stock on the date of exercise or (y) the highest per share price paid for shares of Common Stock in the transaction constituting the "change of control", or, in the case of a "change of control" resulting from certain changes in the membership of the Board of Directors, the average of the closing price of Common Stock for the 30-day period prior to such change in the membership of the Board of Directors that constitutes a "change of control", over (ii) the exercise price of the related stock option, as set forth in the applicable Stock Option Agreement. Upon the exercise of a Limited Stock Appreciation Right, the related stock option, or the portion thereof with respect to which such Limited Stock Appreciation Right is exercised, terminates and, similarly, upon the exercise of a stock option related to a Limited Stock Appreciation Right, such Limited Stock Appreciation Right, or the portion thereof with respect to which such stock option is exercised, terminates.

     The Stock Option Agreements generally provide, among other things, the number of stock options granted, exercise prices, expiration dates, vesting schedule, if any, reload features, if any, procedures for exercising the stock options, Limited Stock Appreciation Rights, if any, and the plan under which the terms of the stock options are granted. By the terms of the Stock Option Agreements and the plans under which the stock options were granted, the Iacocca Options and Limited Stock Appreciation Rights will expire on or before December 31, 1997.


     Mr. Iacocca also was granted stock appreciation rights by Chrysler under a letter agreement, dated July 12, 1990, as amended on June 22, 1992 (the "SAR Agreement"). Of the stock appreciation rights granted under the SAR Agreement, stock appreciation rights relating to 187,500 shares of Common Stock remain outstanding (the "Iacocca Stock Appreciation Rights"), all of which are fully vested and currently exercisable. Pursuant to the SAR Agreement, Mr. Iacocca will be entitled to receive with respect to the Iacocca Stock Appreciation Rights, upon exercise, an amount equal to all or any part of 187,500 multiplied by the difference between $15.50 (the market value of a share of Common Stock on July 12, 1990) and the market value of a share of Common Stock on the date of exercise. The Iacocca Stock Appreciation Rights will expire on December 31, 1997.


     On June 11, 1992, Chrysler and Mr. Iacocca entered into a two-year agreement (the "Chrysler Consulting Agreement") commencing upon his retirement as Chairman of the Board and Chief Executive Officer of Chrysler effective December 31, 1992, pursuant to which Mr. Iacocca was required to be available to devote up to 50% of his time to perform consulting and other services at Chrysler's request. Pursuant to the Chrysler Consulting Agreement, Mr. Iacocca received (a) $500,000 per year, (b) certain perquisites made available to Chrysler's executive officers, and (c) use of an office facility, staff support and certain related services, including the use of Chrysler's company aircraft by Mr. Iacocca in connection with the performance of his consulting services. The Chrysler Consulting Agreement further contemplated that Mr. Iacocca would be nominated for election to the Board of Directors during the term of the Chrysler Consulting Agreement and, if elected to the Board of Directors, that Mr. Iacocca would serve as a director and as Chairman of the Executive Committee of the Board without any additional compensation.


     On November 3, 1995, Tracinda entered into an agreement with Mr. Iacocca (the "November 1995 Agreement"), pursuant to which Mr. Iacocca will receive at least $42 million in the aggregate, whether from Chrysler, Tracinda or both, in respect of his interest in the Iacocca Options, the Iacocca Stock Appreciation Rights and his rights under the Iacocca Value Sharing Agreement. If, with respect to the Iacocca Options and the Iacocca Stock Appreciation Rights, Mr. Iacocca receives at least $42 million upon their exercise or sale or pursuant to a judgment against or a settlement with Chrysler, then Mr. Iacocca will receive all amounts to which he is entitled under the Iacocca Value Sharing Agreement. If Mr. Iacocca does not so receive $42 million in the aggregate with respect to the Iacocca Options and the Iacocca Stock Appreciation Rights, then Mr. Iacocca will receive payments under the Iacocca Value Sharing Agreement and the November 1995 Agreement equal to the excess of $42 million over all amounts received by Mr. Iacocca in respect of the Iacocca Options and the Iacocca Stock Appreciation Rights upon their exercise or sale and/or pursuant to a judgment or settlement with Chrysler, and will not be entitled to any other value sharing payment under the Iacocca Value Sharing Agreement. Under the November 1995 Agreement, Tracinda also has agreed to pay Mr. Iacocca's legal fees in respect of litigation relating to the Iacocca Options up to a maximum of $2 million, subject to reimbursement by Mr. Iacocca to the extent Mr. Iacocca receives amounts in respect of the Iacocca Options and the Iacocca Stock Appreciation Rights in excess of $42 million.


     On November 6, 1995, Mr. Iacocca commenced a lawsuit in the Superior Court of California, Los Angeles County, against Chrysler. The lawsuit arises out of Chrysler's refusal to honor the exercise of certain of the Iacocca Options granted to Mr. Iacocca as compensation during his years of service as Chrysler's President, Chairman of the Board and Chief Executive Officer. Chrysler has taken the position that the conditions to the exercise of such Iacocca Options have not been satisfied, which position is disputed by Mr. Iacocca. Mr. Iacocca's complaint alleges that Chrysler's management and the Board of Directors have sought to impose a forfeiture of some or all of those Iacocca Options in retaliation against Mr. Iacocca's affiliation with Tracinda. The complaint asserts causes of action for breach of contract, specific performance, omissions of material facts, breach of fiduciary duty, equitable estoppel and declaratory relief, and seeks, among other things, compensatory and punitive damages.


     On or about December 4, 1995, Chrysler commenced an action against Mr. Iacocca in the Michigan Circuit Court for Oakland County. The complaint alleges that Mr. Iacocca, through his association with Mr. Kerkorian and Tracinda, breached purported fiduciary duties to Chrysler, violated his consulting agreement with Chrysler dated June 11, 1992, and failed to satisfy certain purported preconditions to exercising certain of the Iacocca Options granted to him by Chrysler. The complaint arises, in part, out of transactions and occurrences alleged in Mr. Iacocca's California action versus Chrysler. In its lawsuit, Chrysler seeks compensatory and exemplary damages, preliminary and permanent injunctive relief enjoining Mr. Iacocca from continuing his alleged use and disclosure of Chrysler's non-public information, an accounting for all profits and other compensation earned by Mr. Iacocca from Mr. Kerkorian and Tracinda, and a declaratory judgment that Chrysler and the Board of Directors were legally justified in refusing to permit Mr. Iacocca to exercise certain of the Iacocca Options.

MR. BOYER
---------

     In June 1995, Tracinda entered into a Value Sharing Agreement with Mr. Boyer, pursuant to which Tracinda has agreed to share certain incremental value with respect to 32,000,000 of the shares of Common Stock held by Tracinda. Mr. Boyer will receive 1% of the amount by which the market value of a share of Common Stock exceeds $47.00 in June 1999 (or, in the case of the sale of shares of Common Stock for cash prior to that time, of the amount by which the cash proceeds of the sale exceed $47.00 per share, subject to adjustment under certain circumstances).

                                  SCHEDULE III

                 BENEFICIAL OWNERSHIP OF CHRYSLER COMMON STOCK

     The following information is derived from publicly available information on file with the SEC, and sets forth the number of shares of Common Stock beneficially owned by the directors and executive officers of Chrysler as of July 6, 1995 (unless otherwise noted):


                                               Number of Shares     Total Number
                                                 Which May Be        of Shares
            Name of               Number of     Acquired Within     Beneficially
     Beneficial Owner (1)        Shares Owned     60 Days (2)       Owned (3)(4)
-------------------------        ------------  ----------------   --------------
Lilyan H. Affinito                      3,466             6,600        10,066
Robert E. Allen                         1,000               600         1,600
Joseph E. Antonini                      6,130             2,100         8,230
Joseph A. Califano, Jr.                 3,466             5,100         8,566
Theodor R. Cunningham                  27,176           241,699       268,875
Thomas G. Denomme                      23,044            92,698       115,742
Robert J. Eaton                       103,872           549,410       653,282
Earl G. Graves                          1,980             6,150         8,130
Kent Kresa                              2,180             6,150         8,330
Robert J. Lanigan                       3,337             3,000         6,337
Robert A. Lutz                         58,381           493,034       582,066
Peter A. Magowan                       15,430             3,000        18,430
Malcolm T. Stamper                      4,577             2,100         6,677
Gary C. Valade                         12,887           125,298       138,185
Lynton R. Wilson                        1,500               600         2,100
All Directors and Executive
    Officers, including those
    named above, as a Group           672,480         3,158,841     3,861,972(5)

------------------

(1) No director or executive officer is the beneficial owner of other equity securities of Chrysler or any of its subsidiaries. No director or executive officer beneficially owns more than 1.0% of the shares of Common Stock outstanding.
(2) This column lists the number of shares which the directors and executive officers have the right to acquire within 60 days after July 6, 1995 through the exercise of stock options. The shares shown in this column are included in the Total Number of Shares Beneficially Owned column.

                  (footnotes continued on the following page)

                                     III-1

(3) Unless otherwise indicated, each person included in the group has sole investment power and sole voting power with respect to the shares of Common Stock beneficially owned by such person.
(4) Does not include shares of Common Stock held by the dividend reinvestment plan and the trustees under the Chrysler savings plans.

(5) Includes 13,497 shares of Common Stock held by family members of executive officers, the beneficial ownership of which has been disclaimed by such officers in reports filed with the SEC.

     According to public documents filed with the SEC, the following person (in addition to Kirk Kerkorian and Tracinda) beneficially owned more than 5% of the shares of Common Stock as of July 31, 1995:



                         Voting Power      Disposition Power                 Percent of
                        --------------     -----------------
Name and Address        Sole    Shared     Sole    Shared      Total(2)      class (2)
---------------------------------------------------------------------------------------
FMR Corp. (1)          1,257,073  0     48,338,267   0        48,338,267     13.04%
82 Devonshire Street
Boston, MA  02109
---------------------------------------------------------------------------------------


(1) Based on the Schedule 13G filed by FMR Corp. with the SEC on August 7, 1995 (the "Fidelity Schedule 13G"). The Fidelity Schedule 13G indicates that beneficial ownership of substantially all of these shares arises through the investment advisory activities of Fidelity Management and Research Company ("Fidelity Management") and the investment management activities of Fidelity Management Trust Company, each a wholly owned subsidiary of FMR Corp., and Fidelity International Limited, an investment adviser to various investment companies.

(2) The Fidelity Schedule 13G additionally reports that Mr. Edward C. Johnson 3rd, chairman of FMR Corp., together with other family members part of a controlling group of FMR Corp., is the beneficial owner of the same shares.


     Subsequent to July 31, 1995, a Form 13F-E, dated November 15, 1995, for the quarter ended September 30, 1995, (the "Fidelity Form 13F-E"), was filed with the SEC by Fidelity Management, on behalf of itself and other affiliated institutional investment managers, and indicated holdings of 55,082,374 shares of Common Stock (or approximately 14.4% of the number of shares of Common Stock reported by the Company to be outstanding as of September 30, 1995). The Fidelity Form 13F-E indicates that there was (i) sole voting authority as to 1,125,997 shares of Common Stock, (ii) shared voting authority as to 0 shares of Common Stock, and (iii) no voting authority as to 53,956,377 shares of Common Stock.

                                     III-2

                             ______________________

     Although Tracinda does not have any information that would indicate that any information contained in this Schedule III, which has been taken from documents on file with the SEC, is inaccurate or incomplete, Tracinda assumes no responsibility for the accuracy or completeness of such information.



[91005.02]

                                     III-3